--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-1A

     REGISTRATION STATEMENT (NO. 2-52698) UNDER THE SECURITIES ACT OF 1933



                           PRE-EFFECTIVE AMENDMENT NO.
                        POST-EFFECTIVE AMENDMENT NO. 41



                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                                AMENDMENT NO. 45



                         VANGUARD MUNICIPAL BOND FUNDS
        (EXACT NAME OF REGISTRANT AS SPECIFIED IN DECLARATION OF TRUST)

                     P.O. BOX 2600, VALLEY FORGE, PA 19482
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                  REGISTRANT'S TELEPHONE NUMBER (610) 669-1000

                           R. GREGORY BARTON, ESQUIRE
                                  P.O. BOX 876

                             VALLEY FORGE, PA 19482



               IT IS PROPOSED THAT THIS FILING BECOME EFFECTIVE:
          ON FEBRUARY 11, 2000, PURSUANT TO PARAGRAPH (B) OF RULE 485.



                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.



WE HAVE ELECTED TO REGISTER AN INDEFINITE NUMBER OF SECURITIES UNDER THE SECURITIES ACT OF 1933 PURSUANT TO RULE 24F-2 OF THE INVESTMENT COMPANY ACT OF 1940. REGISTRANT FILED ITS RULE 24F-2 NOTICE FOR ITS FISCAL YEAR ENDED OCTOBER 31, 1999 WITH THE COMMISSION ON JANUARY o, 2000.



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         VANGUARD MUNICIPAL BOND FUNDS
                             CROSS REFERENCE SHEET

FORM N-1A
ITEM NUMBER                                            LOCATION IN PROSPECTUS

-----------------------------------------------------------------------------------------------------
Item 1. Front and Back Cover Pages ....................Front and Back Cover Pages

Item 2. Risk/Return Summary; Investments, Risk, and
        Performance ...................................Fund Profiles

Item 3. Risk/Return Summary: Fee Table ................Fee Table

Item 4. Investment Objectives, Principal Investment
        Strategies, and Related Risks .................A Word About Risk; Who Should Invest;
                                                       Primary Investment Strategies


Item 5. Management's Discussion of Fund
        Performance ...................................Herein incorporated by reference to
                                                       Registrant's Annual Report to Shareholders
                                                       dated October 31, 1999 filed with the
                                                       Securities & Exchange Commission's EDGAR
                                                       system December 29, 1999.

Item 6. Management, Organization, and Capital
        Structure .....................................The Funds and Vanguard; Investment Adviser

Item 7. Shareholder Information .......................Share Price; Dividends, Capital Gains, and
                                                       Taxes; Investing with Vanguard

Item 8. Distribution Arrangements .....................Not Applicable

Item 9. Financial Highlights Information ..............Financial Highlights

FORM N-1A                                              LOCATION IN STATEMENT OF ADDITIONAL
ITEM NUMBER                                            INFORMATION
-----------------------------------------------------------------------------------------------------
Item 10.Cover Page and Table of Contents ..............Cover Page; Table of Contents


Item 11.Fund History ..................................Description of the Funds

Item 12.Description of the Fund and its Investments
        and Risks .....................................Investment Policies; Description of the Funds;
                                                       Fundamental Investment Limitations

Item 13.Management of the Fund ........................Management of the Funds

Item 14.Control Persons and Principal Holders of
        Securities ....................................Management of the Funds

Item 15.Investment Advisory and Other Services ........Investment Advisory Services

Item 16.Brokerage Allocation and Other Practices ......Portfolio Transactions


Item 17.Capital Stock and Other Securities ............Description of the Funds


Item 18.Purchase, Redemption, and Pricing of Shares ...Purchase of Shares; Redemption of Shares;
                                                       Share Price


Item 19.Taxation of the Fund ..........................Description of the Funds


Item 20.Underwriters ..................................Not Applicable

Item 21.Calculation of Performance Data ...............Yield and Total Return

Item 22.Financial Statements ..........................Financial Statements

[SHIP LOGO]

VANGUARD(R)
MUNICIPAL BOND
FUNDS


Prospectus
February 11, 2000
-----------------
This prospectus contains
financial data for the
Funds through the
fiscal year ended
October 31, 1999.


VANGUARD TAX-EXEMPT
MONEY MARKET FUND

VANGUARD SHORT-TERM
TAX-EXEMPT FUND

VANGUARD LIMITED-TERM
TAX-EXEMPT FUND

VANGUARD INTERMEDIATE-
TERM TAX-EXEMPT FUND

VANGUARD LONG-TERM
TAX-EXEMPT FUND

VANGUARD INSURED
LONG-TERM TAX-
EXEMPT FUND

VANGUARD HIGH-YIELD
TAX-EXEMPT FUND

[MEMBERS OF THE VANGUARD GROUP (R) LOGO]

VANGUARD MUNICIPAL BOND FUNDS
Prospectus
February 11, 2000

A Group of Federal Tax-Exempt Mutual Funds


  1 FUND PROFILES
      1  VANGUARD TAX-EXEMPT MONEY MARKET FUND
      4  VANGUARD SHORT-TERM TAX-EXEMPT FUND
      7  VANGUARD LIMITED-TERM TAX-EXEMPT FUND
     10  VANGUARD INTERMEDIATE-TERM TAX-EXEMPT FUND
     13  VANGUARD LONG-TERM TAX-EXEMPT FUND
     16  VANGUARD INSURED LONG-TERM TAX-EXEMPT FUND
     19  VANGUARD HIGH-YIELD TAX-EXEMPT FUND
  22 AN INTRODUCTION TO TAX-EXEMPT INVESTING
  23 MORE ON THE FUNDS
     23  ADDITIONAL RISK INFORMATION
     26  A NOTE ABOUT INSURANCE
     27  COSTS AND MARKET-TIMING
     27  TURNOVER RATE
     27  OTHER INVESTMENT POLICIES AND RISKS
  29 THE FUNDS AND VANGUARD
  29 INVESTMENT ADVISER
  30 DIVIDENDS, CAPITAL GAINS, AND TAXES
  32 SHARE PRICE
  32 FINANCIAL HIGHLIGHTS
  37 INVESTING WITH VANGUARD
     37  SERVICES AND ACCOUNT FEATURES
     38  TYPES OF ACCOUNTS
     38  BUYING SHARES
     41  REDEEMING SHARES
     45  TRANSFERRING REGISTRATION
     45  FUND AND ACCOUNT UPDATES
  GLOSSARY (inside back cover)

--------------------------------------------------------------------------------
WHY READING THIS PROSPECTUS IS IMPORTANT
This prospectus explains the objective, risks, and strategies of each of the Vanguard Municipal Bond Funds. To highlight terms and concepts important to mutual fund investors, we have provided "Plain Talk(R)" explanations along the way. Reading the prospectus will help you to decide which Fund, if any, is the right investment for you. We suggest that you keep it for future reference.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus provides information about the seven Vanguard Municipal Bond Funds. Below you'll find profiles that summarize key features of each Fund. Additional information concerning the Funds, including an Introduction to Tax-Exempt Investing, appears following the profiles.

FUND PROFILE--
VANGUARD TAX-EXEMPT MONEY MARKET FUND

The following profile summarizes key features of Vanguard Tax-Exempt Money Market Fund.

INVESTMENT OBJECTIVE
The Fund seeks to provide a high level of tax-exempt current income, while maintaining a stable net asset value of $1 per share.


INVESTMENT POLICIES
The Fund invests in a variety of high-quality, short-term municipal securities. The Fund seeks to provide a stable net asset value of $1 per share by investing in securities with maturities of 397 days or less, and by maintaining an average maturity of 90 days or less. To be considered high quality, a security is generally rated in one of the two highest credit ratings categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit ratings categories. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.


PRIMARY RISKS

THE FUND IS SUBJECT TO INCOME RISK, WHICH IS THE CHANCE THAT FALLING INTEREST RATES WILL CAUSE THE FUND'S INCOME TO DECLINE. INCOME RISK IS GENERALLY HIGH FOR SHORT-TERM SECURITIES. The Fund is also subject to:


o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be low for the Fund.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

 AN INVESTMENT IN THE FUND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.

PERFORMANCE/RISK INFORMATION

The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual total returns for one, five, and ten calendar years compare with those of a broad-based securities market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

2


              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990 5.82%       1995 3.75%
                           1991 4.57%       1996 3.38%
                           1992 3.01%       1997 3.54%
                           1993 2.75%       1998 3.34%
                           1994 3.75%       1999 3.16%
              ----------------------------------------------------

     During the period shown in the bar chart, the highest return for a calendar quarter was 1.45% (quarter ended June 30, 1990) and the lowest return for a quarter was 0.55% (quarter ended March 31, 1994).

   --------------------------------------------------------------------------
         AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
   --------------------------------------------------------------------------
                                           1 YEAR      5 YEARS      10 YEARS
   --------------------------------------------------------------------------
   Vanguard Tax-Exempt Money Market Fund     3.16%       3.43%        3.57%
   Lipper Tax-Exempt Money Market Average    2.68        2.99         3.14
   --------------------------------------------------------------------------


     If you would like to know the current seven-day yield for the Fund, please call Vanguard's Investor Information Department at 1-800-662-7447 (SHIP).

FEES AND EXPENSES


The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.

      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None

      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.16%
      12b-1 Distribution Fee:                                         None
      Other Expenses:                                                 0.02%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%


     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


                                                                               3
               -------------------------------------------------
                 1 YEAR      3 YEARS     5 YEARS      10 YEARS
               -------------------------------------------------
                  $18          $58         $101         $230
               -------------------------------------------------


     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS                                 NEWSPAPER ABBREVIATION*
Declared daily and distributed on the     VangMB
first business day of each month
                                          VANGUARD FUND NUMBER
INVESTMENT ADVISER                        045
The Vanguard Group, Valley Forge, Pa.,
since 1981                                CUSIP NUMBER
                                          922907506
INCEPTION DATE
June 10, 1980                             TICKER SYMBOL
                                          VMSXX
NET ASSETS AS OF OCTOBER 31, 1999
$7.14 billion                             *Money market funds are listed
                                           separately from other newspaper
SUITABLE FOR IRAS                          mutual fund listings.
No


MINIMUM INITIAL INVESTMENT
$3,000; $1,000 for custodial accounts for minors
--------------------------------------------------------------------------------

4

FUND PROFILE--
VANGUARD SHORT-TERM TAX-EXEMPT FUND

The following profile summarizes key features of Vanguard Short-Term Tax-Exempt Fund.

INVESTMENT OBJECTIVE
The Fund seeks to provide a high level of tax-exempt current income with a modest amount of share-price fluctuation.


INVESTMENT STRATEGIES
The Fund holds securities with maturities of 5 years or less and is expected to maintain a dollar-weighted average nominal maturity of 1 to 2 years. At least
75% of the securities held by the Fund are municipal bonds in the top three credit ratings categories (Aaa, Aa, and A for Moody's Investors Service, Inc.; or AAA, AA, and A for Standard & Poor's Corporation). No more than 20% of the Fund's assets may be invested in bonds rated Baa (by Moody's) or BBB (by Standard & Poor's). The remaining 5% may be invested in securities with lower credit ratings or that are unrated. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.

PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally high for short-term bonds.
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be modest for shorter-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally low for shorter-term bonds.
o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be low for the Fund.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990 6.57%       1995 5.92%
                           1991 7.20%       1996 3.69%
                           1992 4.71%       1997 4.07%
                           1993 3.82%       1998 4.32%
                           1994 1.70%       1999 2.58%
              ----------------------------------------------------
     During the period shown in the bar chart, the highest return for a calendar quarter was 2.18% (quarter ended December 31, 1991) and the lowest return for a quarter was -0.07% (quarter ended March 31, 1994).

   --------------------------------------------------------------------------
         AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
   --------------------------------------------------------------------------
                                           1 YEAR      5 YEARS      10 YEARS
   --------------------------------------------------------------------------

   Vanguard Short-Term Tax-Exempt Fund      2.58%       4.11%        4.45%
   Lehman 3 Year Municipal Bond Index       1.96        5.17         5.64
   --------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.

      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None

      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.15%
      12b-1 Distribution Fee:                                         None
      Other Expenses:                                                 0.03%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%

     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


               -------------------------------------------------
                  1 YEAR      3 YEARS    5 YEARS      10 YEARS
               -------------------------------------------------
                   $18          $58       $101          $230
               -------------------------------------------------

6

     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.
--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS             MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;      $3,000;  $1,000 for  custodial  accounts
capital  gains,  if any, are            for minors
distributed annually in December
                                        NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                      MuSht
The Vanguard Group, Valley Forge, Pa.,
since 1981                              VANGUARD FUND NUMBER
                                        041
INCEPTION DATE
September 1, 1977                       CUSIP NUMBER
                                        922907100
NET ASSETS AS OF OCTOBER 31, 1999
$1.89 billion                           TICKER SYMBOL
                                        VWSTX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

                                                                               7
FUND PROFILE--
VANGUARD LIMITED-TERM TAX-EXEMPT FUND

The  following  profile   summarizes  key  features  of  Vanguard   Limited-Term
Tax-Exempt Fund.


INVESTMENT OBJECTIVE
The Fund seeks to provide a higher level of tax-exempt current income than shorter-term bonds, but with less share-price fluctuation than longer-term bonds.

INVESTMENT STRATEGIES
The Fund holds securities with maturities of up to 10 years and is expected to maintain a dollar-weighted average nominal maturity of 2 to 6 years. At least
75% of the securities held by the Fund are municipal bonds in the top three credit ratings categories (Aaa, Aa, and A for Moody's Investors Service, Inc.; or AAA, AA, and A for Standard & Poor's Corporation). No more than 20% of the Fund's assets may be invested in bonds rated Baa (by Moody's) or BBB (by Standard & Poor's). The remaining 5% may be invested in securities with lower credit ratings or that are unrated. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.

PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally moderate for limited-term bonds.
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be low to moderate for limited-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally low to moderate for limited-term bonds.
o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be low for the Fund.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

8


              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990 7.04%       1995 8.57%
                           1991 9.48%       1996 4.08%
                           1992 6.39%       1997 5.10%
                           1993 6.31%       1998 5.12%
                           1994 0.07%       1999 1.47%
              ----------------------------------------------------

     During the period shown in the bar chart, the highest return for a calendar quarter was 2.97% (quarter ended March 31, 1995) and the lowest return for a quarter was -1.17% (quarter ended March 31, 1994).

   --------------------------------------------------------------------------
         AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
   --------------------------------------------------------------------------
                                           1 YEAR      5 YEARS      10 YEARS
   --------------------------------------------------------------------------
   Vanguard Limited-Term Tax-Exempt Fund    1.47%       4.84%        5.33%
   Lehman 3 Year Municipal Bond Index       1.96        5.17         5.64
   --------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.

      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None

      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.16%
      12b-1 Distribution Fee:                                          None
      Other Expenses:                                                 0.02%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%

     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.
--------------------------------------------------------------------------------
               1 YEAR        3 YEARS        5 YEARS        10 YEARS
--------------------------------------------------------------------------------
                 $18           $58            $101           $230
--------------------------------------------------------------------------------

     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS                MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;         $3,000; $1,000 for custodial accounts
capital  gains,  if any, are distributed   for minors
annually in December
                                           NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                         MuLtd
The Vanguard Group, Valley Forge, Pa.,
since inception                            VANGUARD FUND NUMBER
                                           031
INCEPTION DATE
August 31, 1987                            CUSIP NUMBER
                                           922907704
NET ASSETS AS OF OCTOBER 31, 1999
$2.58 billion                              TICKER SYMBOL
                                           VMLTX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

10


FUND PROFILE--
VANGUARD INTERMEDIATE-TERM TAX-EXEMPT FUND

The following profile summarizes key features of Vanguard Intermediate-Term Tax-Exempt Fund.


INVESTMENT OBJECTIVE
The Fund seeks to provide a higher level of tax-exempt current income than shorter-term or limited-term bonds, but with less share-price fluctuation than longer-term bonds.

INVESTMENT STRATEGIES
The Fund has no limitations on the maturity of individual securities, but is expected to maintain a dollar-weighted average nominal maturity of 6 to 12 years. At least 75% of the securities held by the Fund are municipal bonds in the top three credit ratings categories (Aaa, Aa, and A for Moody's Investors Service, Inc.; or AAA, AA, and A for Standard & Poor's Corporation). No more than 20% of the Fund's assets may be invested in bonds rated Baa (by Moody's) or BBB (by Standard & Poor's). The remaining 5% may be invested in securities with lower credit ratings or that are unrated. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.

PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be moderate for intermediate-term bonds.
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally moderate for intermediate-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally moderate for intermediate-term bonds.
o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be low for the Fund.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990  7.20%       1995 13.65%
                           1991 12.16%       1996  4.20%
                           1992  8.85%       1997  7.08%
                           1993 11.55%       1998  5.76%
                           1994 -2.12%       1999 -0.50%
              ----------------------------------------------------

     During the period shown in the bar chart, the highest return for a calendar quarter was 5.26% (quarter ended March 31, 1995) and the lowest return for a quarter was -3.21% (quarter ended March 31, 1994).

  ----------------------------------------------------------------------------
        AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
  ----------------------------------------------------------------------------
                                            1 YEAR       5 YEARS      10 YEARS
  ----------------------------------------------------------------------------
  Vanguard Intermediate-Term Tax-Exempt Fund -0.50%        5.94%        6.67%
  Lehman 7 Year Municipal Bond Index         -0.14         6.35         6.59
  ----------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.


      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None


      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.16%
      12b-1 Distribution Fee:                                          None
      Other Expenses:                                                  0.02
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%


     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


---------------------------------------------------------------------------
        1 YEAR          3 YEARS         5 YEARS         10 YEARS
---------------------------------------------------------------------------
         $18              $58             $101            $230
---------------------------------------------------------------------------


     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

12
--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS               MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;        $3,000; $1,000 for custodial accounts
capital  gains,  if any, are distributed  for minors
annually in December
                                          NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                        MuInt
The Vanguard Group, Valley Forge, Pa.,
since 1981                                VANGUARD FUND NUMBER
                                          042
INCEPTION DATE
September 1, 1977                         CUSIP NUMBER
                                          922907209
NET ASSETS AS OF OCTOBER 31, 1999
$8.23 billion                             TICKER SYMBOL
                                          VWITX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

                                                                              13
FUND PROFILE--
VANGUARD LONG-TERM TAX-EXEMPT FUND


The following profile summarizes key features of Vanguard Long-Term Tax-Exempt Fund.


INVESTMENT OBJECTIVE
The Fund seeks to provide a high and sustainable level of tax-exempt current income.

INVESTMENT STRATEGIES
The Fund has no limitations on the maturity of individual securities, but is expected to maintain a dollar-weighted average nominal maturity of 12 to 25 years. At least 75% of the securities held by the Fund are municipal bonds in the top three credit ratings categories (Aaa, Aa, and A for Moody's Investors Service, Inc.; or AAA, AA, and A for Standard & Poor's Corporation). No more than 20% of the Fund's assets may be invested in bonds rated Baa (by Moody's) or BBB (by Standard & Poor's). The remaining 5% may be invested in securities with lower credit ratings or that are unrated. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.

PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be high for longer-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally high for long-term bonds.
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally low for long-term bonds.
o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be low for the Fund.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

14


              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990  6.82%       1995 18.72%
                           1991 13.50%       1996  4.41%
                           1992  9.30%       1997  9.29%
                           1993 13.45%       1998  6.02%
                           1994 -5.75%       1999 -3.53%
              ----------------------------------------------------

     During the period shown in the bar chart, the highest return for a calendar quarter was 7.60% (quarter ended March 31, 1995) and the lowest return for a quarter was -2.15% (quarter ended June 30, 1999).

--------------------------------------------------------------------------------
       AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
                                            1 YEAR       5 YEARS     10 YEARS
--------------------------------------------------------------------------------
   Vanguard Long-Term Tax-Exempt Fund        -3.53%        6.74%      6.98%
   Lehman Municipal Bond Index               -2.06         6.91       6.89
--------------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.


      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None


      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.16%
      12b-1 Distribution Fee:                                          None
      Other Expenses:                                                 0.02%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%


     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


               -------------------------------------------------
                  1 YEAR      3 YEARS    5 YEARS      10 YEARS
               -------------------------------------------------
                   $18          $58       $101          $230
               -------------------------------------------------


     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS               MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;        $3,000; $1,000 for custodial accounts
capital gains, if any, are distributed    for minors
annually in December
                                          NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                        MuLong
The Vanguard Group, Valley Forge, Pa.,
since 1981                                VANGUARD FUND NUMBER
                                          043
INCEPTION DATE
September 1, 1977                         CUSIP NUMBER
                                          922907308
NET ASSETS AS OF OCTOBER 31, 1999
$1.53 billion                             TICKER SYMBOL
                                          VWLTX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

16
FUND PROFILE--
VANGUARD INSURED LONG-TERM TAX-EXEMPT FUND

The following profile summarizes key features of Vanguard Insured Long-Term Tax-Exempt Fund.


INVESTMENT OBJECTIVE
The Fund seeks to provide a high and sustainable level of tax-exempt current income.

INVESTMENT STRATEGIES
The Fund invests at least 80% of its assets in high-quality municipal bonds that are covered by insurance guaranteeing the timely payment of principal and interest. (This insurance applies only to the bonds in the Fund and not to the Fund's share price or your investment in the Fund.) Although the Fund has no limitations on the maturity of individual securities, its dollar-weighted average nominal maturity is expected to be between 12 and 25 years. For more information about insurance, see "A Note About Insurance" under MORE ON THE FUNDS.

PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be high for longer-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally high for long-term bonds.
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally low for long-term bonds.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990  7.04%       1995 18.60%
                           1991 12.49%       1996  4.02%
                           1992  9.17%       1997  8.65%
                           1993 13.09%       1998  6.13%
                           1994 -5.58%       1999 -2.91%
              ----------------------------------------------------

     During the period shown in the bar chart, the highest return for a calendar quarter was 7.94% (quarter ended March 31,1995) and the lowest return for a quarter was -6.03% (quarter ended March 31, 1994).

--------------------------------------------------------------------------------
       AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
                                            1 YEAR       5 YEARS      10 YEARS
--------------------------------------------------------------------------------
 Vanguard Insured Long-Term Tax-Exempt Fund  -3.53%        6.74%        6.98%
 Lehman Municipal Bond Index                 -2.06         6.91         6.89
--------------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.


      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None


      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.17%
      12b-1 Distribution Fee:                                          None
      Other Expenses:                                                 0.02%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.19%


     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


               -------------------------------------------------
                  1 YEAR      3 YEARS    5 YEARS      10 YEARS
               -------------------------------------------------
                   $19         $61        $107          $243
               -------------------------------------------------


     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

18
--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS               MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;        $3,000; $1,000 for custodial accounts
capital  gains,  if any, are distributed  for minors
annually in December
                                          NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                        MuInlg
The Vanguard Group, Valley Forge, Pa.,
since inception                           VANGUARD FUND NUMBER
                                          058
INCEPTION DATE
September 30, 1984                        CUSIP NUMBER
                                          922907605
NET ASSETS AS OF OCTOBER 31, 1999
$2.16 billion                             TICKER SYMBOL
                                          VILPX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

FUND PROFILE--
VANGUARD HIGH-YIELD TAX-EXEMPT FUND

The following profile summarizes key features of Vanguard High-Yield Tax-Exempt Fund.


INVESTMENT OBJECTIVE
The Fund seeks to provide a very high level of tax-exempt current income.


INVESTMENT STRATEGIES
The Fund invests at least 80% of its assets in longer-term, investment-grade municipal bonds, which are securities with ratings of Baa or higher, and up to 20% in bonds that are rated less than Baa or are unrated. For more information on credit quality, see "Additional Risk Information" under MORE ON THE FUNDS.


PRIMARY RISKS
The Fund is subject to several risks, any of which could cause an investor to lose money. These include:
o Credit risk, which is the chance that a bond issuer will fail to pay interest and principal in a timely manner. Credit risk, which has the potential to hurt the Fund's performance, should be moderate for the Fund.
o Interest rate risk, which is the chance that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk should be high for longer-term bonds.
o Call risk, which is the chance that during periods of falling interest rates, a bond issuer will "call"--or repay--a high-yielding bond before the bond's maturity date. Forced to reinvest the unanticipated proceeds at lower interest rates, the Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates. Call risk is generally high for high-yield bonds.
o Income risk, which is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally low for longer-term bonds.
o Manager risk, which is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

PERFORMANCE/RISK INFORMATION
The following bar chart and table provide an indication of the risk of investing in the Fund. The bar chart shows the Fund's performance in each calendar year over a ten-year period. The table shows how the Fund's average annual returns for one, five, and ten calendar years compare with those of a broad-based bond market index. Keep in mind that the Fund's past performance does not indicate how it will perform in the future.

20
              ----------------------------------------------------
                              ANNUAL TOTAL RETURNS
              ----------------------------------------------------
                                    BAR CHART
                           1990  5.92%       1995 18.13%
                           1991 14.75%       1996  4.46%
                           1992  9.88%       1997  9.24%
                           1993 12.66%       1998  6.45%
                           1994 -5.06%       1999 -3.38%
              ----------------------------------------------------
     During the period shown in the bar chart, the highest return for a calendar quarter was 7.83% (quarter ended March 31,1995) and the lowest return for a quarter was -5.11% (quarter ended March 31, 1994).


--------------------------------------------------------------------------------
        AVERAGE ANNUAL TOTAL RETURNS FOR YEARS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
                                            1 YEAR      5 YEARS      10 YEARS
--------------------------------------------------------------------------------
      Vanguard High-Yield Tax-Exempt Fund   -3.38%        6.75%        7.07%
      Lehman Municipal Bond Index           -2.06         6.91         6.89
--------------------------------------------------------------------------------

FEES AND EXPENSES
The following table describes the fees and expenses you would pay if you buy and hold shares of the Fund. The expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended October 31, 1999.


      SHAREHOLDER FEES (fees paid directly from your investment)
      Sales Charge (Load) Imposed on Purchases:                        None
      Sales Charge (Load) Imposed on Reinvested Dividends:             None
      Redemption Fee:                                                  None
      Exchange Fee:                                                    None


      ANNUAL FUND OPERATING EXPENSES (expenses deducted from the Fund's assets)
      Management Expenses:                                            0.16%
      12b-1 Distribution Fee:                                          None
      Other Expenses:                                                 0.02%
       TOTAL ANNUAL FUND OPERATING EXPENSES:                          0.18%


     The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It illustrates the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund. This example assumes that the Fund provides a return of 5% a year, and that operating expenses remain the same. The results apply whether or not you redeem your investment at the end of each period.


               -------------------------------------------------
                 1 YEAR      3 YEARS    5 YEARS      10 YEARS
               -------------------------------------------------
                   $18         $58       $101          $230
               -------------------------------------------------

     THIS EXAMPLE SHOULD NOT BE CONSIDERED TO REPRESENT ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FOR THE FUTURE. ACTUAL FUTURE EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION


DIVIDENDS AND CAPITAL GAINS               MINIMUM INITIAL INVESTMENT
Dividends are distributed monthly;        $3,000; $1,000 for custodial accounts
capital gains, if any, are distributed    for minors
annually in December
                                          NEWSPAPER ABBREVIATION
INVESTMENT ADVISER                        MuHY
The Vanguard Group, Valley Forge, Pa.,
since 1981                                VANGUARD FUND NUMBER
                                          044
INCEPTION DATE
December 27, 1978                         CUSIP NUMBER
                                          922907407
NET ASSETS AS OF OCTOBER 31, 1999
$2.87 billion                             TICKER SYMBOL
                                          VWAHX
SUITABLE FOR IRAS
No
--------------------------------------------------------------------------------

22

AN INTRODUCTION TO TAX-EXEMPT INVESTING
WHAT ARE MUNICIPAL BOND FUNDS?
Municipal bond funds invest in interest-bearing securities issued by state and local governments to support their financial needs or to finance public projects. A municipal bond--like a bond issued by a corporation or the U.S. government--obligates the issuer to pay the bondholder a fixed or variable amount of interest periodically, and to repay the principal value of the bond on a specific maturity date.
     Unlike most other bonds, however, municipal bonds pay interest that is exempt from federal income taxes and, in some cases, also from state and local taxes. Municipal bonds--and municipal bond funds--can therefore be advantageous to investors in higher tax brackets. However, because the interest is tax-exempt, municipal bond yields typically are lower than yields on taxable bonds and bond funds with comparable maturity ranges.


TAXABLE VERSUS TAX-EXEMPT FUNDS
Because the yields on municipal bond funds and other tax-exempt funds are usually lower than those on taxable bond funds, you may not always profit from a tax-exempt investment. To determine whether a tax-exempt fund is more suitable for you than a taxable fund, see page 23 for a "Plain Talk" on taxable versus tax-exempt investments.


     THERE IS NO GUARANTEE THAT ALL OF A TAX-EXEMPT FUND'S INCOME WILL REMAIN EXEMPT FROM FEDERAL OR STATE INCOME TAXATION. INCOME FROM MUNICIPAL BONDS PURCHASED BY A TAX-EXEMPT FUND COULD BE DECLARED TAXABLE DUE TO UNFAVORABLE CHANGES IN TAX LAWS, ADVERSE IRS INTERPRETATIONS, OR CERTAIN UNANTICIPATED CONDUCT OF THE BOND BENEFICIARY.

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                            THE COSTS OF INVESTING
 Costs are an important consideration in choosing a mutual fund. That's because you, as a shareholder, pay the costs of operating a fund, plus any transaction costs associated with the fund's buying and selling of securities. These costs can erode a substantial portion of the gross income or capital appreciation a fund achieves. Even seemingly small differences in expenses can, over time, have a dramatic effect on a fund's performance.
--------------------------------------------------------------------------------

MORE ON THE FUNDS
The following sections discuss other important features of the Vanguard Municipal Bond Funds, including additional risk information, insurance, costs and market-timing, turnover rate, and other investment policies and risks.


ADDITIONAL RISK INFORMATION
The Vanguard Group, adviser to the Funds, uses a "top down" investment management approach. The adviser sets, and continually adjusts, a duration target for each Fund based upon expectations about the direction of interest rates and other economic factors. The adviser then buys and sells securities to achieve the greatest relative value within each Fund's targeted duration. As a matter of fundamental policy, each Fund will invest at least 80% of its net assets in tax-exempt securities under normal market conditions.
     Each of the Funds invests in municipal bonds that, depending on their maturity and quality, provide varying amounts of tax-exempt income. Each Fund is therefore subject to certain risks.


[FLAG] EACH FUND IS SUBJECT TO INCOME  RISK,  WHICH IS THE CHANCE  THAT A FUND'S
       DIVIDENDS (INCOME)WILL DECLINE DUE TO FALLING INTEREST RATES. INCOME RISK IS GENERALLY THE GREATEST FOR SHORT-TERM BONDS, AND THE LEAST FOR LONG-TERM BONDS.

Changes in interest rates will affect bond prices as well as bond income.

[FLAG] SIX  OF  THE  SEVEN  FUNDS  (THE  TAX-EXEMPT  MONEY  MARKET  FUND  IS THE
       EXCEPTION)ARE SUBJECT TO INTEREST RATE RISK,WHICH IS THE CHANCE THAT BOND PRICES OVERALL WILL DECLINE OVER SHORT OR EVEN LONG PERIODS DUE TO RISING INTEREST RATES. INTEREST RATE RISK SHOULD BE MODEST FOR SHORTER- TERM BONDS, MODERATE FOR INTERMEDIATE- TERM BONDS, AND HIGH FOR LONGER-TERM BONDS.

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                     TAXABLE VERSUS TAX-EXEMPT INVESTMENTS
 You may not always profit from a tax-exempt investment; some taxable investments could serve you better. To determine which is more suitable, figure out the tax-exempt fund's taxable equivalent yield. You do this by dividing the fund's tax-exempt yield by the total of 100% minus your tax bracket. For example, if you are in the 28% federal tax bracket, and can earn a tax-exempt yield of 5%, the taxable equivalent yield would be 6.94% (5.0% / 72% [100% - 28%]). In this example, you would choose the tax-exempt fund if its taxable equivalent yield of 6.94% were greater than the yield of a similar, though taxable, investment.
--------------------------------------------------------------------------------

24

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                           BONDS AND INTEREST RATES
 As a rule, when interest rates rise, bond prices fall. The opposite is also true: Bond prices go up when interest rates fall. Why do bond prices and interest rates move in opposite directions? Let's assume that you hold a bond offering a 5% yield. A year later, interest rates are on the rise and bonds are offered with a 6% yield. With higher-yielding bonds available, you would have trouble selling your 5% bond for the price you paid--causing you to lower your asking price. On the other hand, if interest rates were falling and 4% bonds were being offered, you should be able to sell your 5% bond for more than you paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                BOND MATURITIES
 A bond is issued with a specific maturity date--the date when the bond's issuer, or seller, must pay back the bond's initial value (known as its "face value"). Bond maturities generally range from less than one year (short term) to 30 years (long term). The longer a bond's maturity, the more risk you, as a bond investor, face as interest rates rise--but also the more interest you could receive. Long-term bonds are more suitable for investors willing to take greater risks in hope of higher yields; short-term bond investors should be willing to accept lower yields in return for less fluctuation in the value of their investment.
--------------------------------------------------------------------------------


     In the past, bond investors have seen the value of their investment rise and fall-- sometimes significantly--with changes in interest rates. Between December 1976 and September 1981, for instance, rising interest rates caused long-term bond prices to fall by almost 48%.
     Because each Fund (except the Tax-Exempt Money Market Fund) invests mainly in bonds, changes in interest rates will impact, to varying degrees, the value of each Fund's assets. To illustrate how much of an impact, the table below shows the effect of a 1% and a 2% change (both up and down) in interest rates on three bonds of different maturities, each with a face value of $1,000.


--------------------------------------------------------------------------------------------------------------
                                  HOW INTEREST RATE CHANGES AFFECT BONDS*
--------------------------------------------------------------------------------------------------------------
                              VALUE OF A $1,000   VALUE OF A $1,000   VALUE OF A $1,000    VALUE OF A $1,000
                               BOND AFTER A 1%     BOND AFTER A 1%     BOND AFTER A 2%      BOND AFTER A 2%
                                   INCREASE            DECREASE            INCREASE             DECREASE
TYPE OF BOND (MATURITY)       IN INTEREST RATES   IN INTEREST RATES   IN INTEREST RATES    IN INTEREST RATES
--------------------------------------------------------------------------------------------------------------

Short-Term (2.5 years)                $978              $1,023             $956                  $1,046
Intermediate-Term (10 years)           932               1,074              870                   1,156
Long-Term (20 years)                   901               1,116              816                   1,251
--------------------------------------------------------------------------------------------------------------
*Assuming a 7% yield.
--------------------------------------------------------------------------------------------------------------


     The figures in the table above are for illustration only and should not be regarded as an indication of future returns from the municipal bond market as a whole, or any Fund in particular.

     Falling interest rates can cause other problems for bond fund shareholders.

[FLAG] SIX  OF  THE  SEVEN  FUNDS  (THE  TAX-EXEMPT  MONEY  MARKET  FUND  IS THE
       EXCEPTION) ARE SUBJECT TO CALL RISK, WHICH IS THE CHANCE THAT DURING PERIODS OF FALLING INTEREST RATES, A BOND ISSUER WILL "CALL" --OR REPAY-- ITS HIGH-YIELDING BOND BEFORE THE BOND'S MATURITY DATE.FORCED TO REINVEST THE UNANTICIPATED PROCEEDS AT LOWER INTEREST RATES, THE FUND WOULD EXPER-IENCE A DECLINE IN INCOME AND LOSE THE OPPORTUNITY FOR ADDITIONAL PRICE APPRECIATION ASSOCIATED WITH FALLING RATES.


     Call risk is low for shorter-term bonds, moderate for intermediate-term bonds, and high for longer-term bonds.

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                CALLABLE BONDS
 Although bonds are issued with clearly defined maturities, a bond issuer may be able to redeem, or call, a bond earlier than its maturity date. The bondholder must now replace the called bond with a bond that may have a lower yield than the original. One way for bond investors to protect themselves against call risk is to purchase a bond early in its lifetime, when it is less likely to be called. Another way is to buy bonds with call protection--that is, assurance that a bond will not be called for a specific time period, such as ten years.
--------------------------------------------------------------------------------

[FLAG] EACH FUND IS SUBJECT TO CREDIT RISK, WHICH IS THE CHANCE THAT A BOND ISSUER WILL FAIL TO PAY INTEREST AND PRINCIPAL IN A TIMELY MANNER.


     Credit risk should be negligible for the Insured Long-Term Tax-Exempt Fund; very low for the Tax-Exempt Money Market Fund; low for the Short-Term, Limited-Term, Intermediate-Term, and Long-Term Tax-Exempt Funds; and moderate for the High-Yield Tax-Exempt Fund. The table on the next page shows the dollar-weighted average credit quality of each Fund's holdings, as rated by Moody's Investors Service, as of October 31, 1999:


        -------------------------------------------------
        FUND                          AVERAGE QUALITY
        -------------------------------------------------
        Money Market                       MIG-1
        Short-Term                          Aa1
        Limited-Term                        Aa1
        Intermediate-Term                   Aa1
        Long-Term                           Aa1
        Insured Long-Term                   Aaa
        High-Yield                          Aa3
        -------------------------------------------------

     The Funds try to minimize credit risk by purchasing a wide selection of municipal securities issued by many different state and local governments. As a result, there is less chance that a Fund will be seriously affected by a particular bond issuer's failure to pay either principal or interest.
     Up to 20% of each Fund may be invested in securities that are subject to the alternative minimum tax (AMT).

26

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                CREDIT QUALITY
 A bond's credit quality depends on the issuer's ability to pay interest on the bond and, ultimately, to repay the debt. The lower the rating by one of the independent bond-rating agencies (for example, Moody's or Standard & Poor's), the greater the chance (in the rating agency's opinion) the bond issuer will default, or fail to meet its payment obligations. All things being equal, the lower a bond's credit rating, the higher its yield should be to compensate investors for assuming additional risk. Bonds rated in one of the four highest ratings categories are considered "investment grade."
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                            ALTERNATIVE MINIMUM TAX
 Certain tax-exempt bonds whose proceeds are used to fund private, for-profit organizations are subject to the alternative minimum tax (AMT)--a special tax system that ensures that individuals pay at least some federal taxes. Although AMT bond income is exempt from regular federal income tax, a very limited number of taxpayers who have many tax deductions may have to pay alternative minimum tax on the income from bonds considered "tax-preference items."
--------------------------------------------------------------------------------


[FLAG] EACH FUND IS SUBJECT TO MANAGER RISK, WHICH IS THE POSSIBILITY THAT THE ADVISER WILL DO A POOR JOB OF SELECTING SECURITIES.


     To help you distinguish between the Funds and their various risks, a summary table is provided below.

--------------------------------------------------------------------
                                     RISKS OF THE FUNDS
                        --------------------------------------------
                         INCOME    INTEREST      CALL       CREDIT
 FUND                     RISK    RATE RISK      RISK        RISK
--------------------------------------------------------------------
Money Market              High    Negligible  Negligible  Very Low
Short-Term                High       Low         Low        Low
Limited-Term            Moderate   Moderate      Low        Low
Intermediate-Term       Moderate   Moderate    Moderate     Low
Long-Term                 Low        High        High       Low
Insured Long-Term         Low        High        High     Very Low
High-Yield                Low        High        High     Moderate
--------------------------------------------------------------------

A NOTE ABOUT INSURANCE
At least 80% of the Insured Long-Term Tax-Exempt Fund's assets is invested in municipal bonds whose principal and interest payments are guaranteed by a top-rated private insurance company at the time of purchase. This insurance coverage may take one of several forms:
o A new-issue insurance policy, which is purchased by a bond issuer at the time the security is issued. This insurance is likely to increase the credit rating of the security, as well as its purchase price and resale value.

o A mutual fund insurance policy, which is used to guarantee specific bonds only while held by a mutual fund. For the Insured Long-Term Fund (which has obtained a policy from Financial Guaranty Insurance Company), the annual premiums for the policy may reduce the Fund's current yield.
o A secondary market insurance policy, which is purchased by an investor (such as the Insured Long-Term Tax-Exempt Fund) after a bond has been issued and insures the bond until its maturity date.
     Typically, an insured municipal bond in the Fund will be covered by only one of the three types of policies. For instance, if a bond is covered by a new-issue insurance policy or a secondary market insurance policy, the security will probably not be insured under the Fund's mutual fund insurance policy.
     The remaining 20% of the Insured Long-Term Tax-Exempt Fund's assets may be invested in municipal securities with a minimum quality rating of A by a Nationally Recognized Statistical Rating Organization (NRSRO) or equivalent rating firm.


COSTS AND MARKET-TIMING
Some investors try to profit from a strategy called market-timing--switching money into investments when they expect prices to rise, and taking money out when they expect prices to fall. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. Therefore, the Vanguard Municipal Bond Funds have adopted the following policies, among others, designed to discourage short- term trading:
o Each Fund reserves the right to reject any purchase request--including exchanges from other Vanguard funds--that it regards as disruptive to the efficient management of the Fund. A purchase request could be rejected because of the timing of the investment or because of a history of excessive trading by the investor.
o There is a limit on the number of times you can exchange into and out of a Fund (see "Redeeming Shares" in the INVESTING WITH VANGUARD section).
o    Each Fund reserves the right to stop offering shares at any time.


     THE VANGUARD FUNDS DO NOT PERMIT MARKET-TIMING. DO NOT INVEST IN THESE FUNDS IF YOU ARE A MARKET-TIMER.

TURNOVER RATE
The Funds retain the right to sell securities regardless of how long the securities have been held. Shorter-term bonds will mature, and need to be replaced, more frequently than longer-term bonds. As a result, shorter-term bond funds tend to have higher turnover rates than longer-term bond funds.

OTHER INVESTMENT POLICIES AND RISKS
Besides investing in high-quality municipal bonds, each Fund may make certain other kinds of investments to achieve its objective.

[FLAG] THE FUNDS MAY INVEST, TO A LIMITED EXTENT, IN DERIVATIVES.

     The Tax-Exempt Money Market Fund may invest in partnership and grantor trust-type derivatives. Ownership of derivative securities allows the purchaser to receive principal and interest payments on underlying municipal bonds or municipal notes. There are many types

28


of derivatives, including derivatives in which the tax-exempt interest rate is determined by an index, a swap agreement, or some other formula.
     The Tax-Exempt Money Market Fund intends to use derivatives to increase the diversification and maintain the quality of securities held by the Fund. Derivative securities are subject to certain structural risks that, in unexpected circumstances, could cause the Fund's shareholders to lose money or receive taxable income. However, the Fund will invest in derivatives only when these securities are judged consistent with the Fund's objective of maintaining a stable $1 share price and producing tax-exempt income.
     The Short-Term, Limited-Term, Intermediate-Term, Long-Term, Insured Long-Term, and High-Yield Tax-Exempt Funds may invest in bond (interest rate) futures and options contracts and other types of derivatives. Losses (or gains) involving futures can sometimes be substantial--in part because a relatively small price movement in a futures contract may result in an immediate and substantial loss (or gain) for a fund. The Funds will not use futures for speculative purposes or as leveraged investments that magnify the gains or losses of an investment. The Funds' obligation to purchase securities under futures contracts will not exceed 20% of its total assets.
     The reasons for which a Fund may use futures and options are:
o On To keep cash on hand to meet shareholder redemptions or other needs while simulating full investment in bonds.
o To reduce the Fund's transaction costs or add value when these instruments are favorably priced.
     The Funds (except the Tax-Exempt Money Market Fund) may temporarily depart from their normal investment policies--for instance, by investing substantially in cash reserves--in response to extraordinary market, economic, political, or other conditions. In doing so, the Funds may succeed in avoiding losses but otherwise fail to achieve their investment objectives.
     In addition, each Fund may purchase tax-exempt securities on a "when-issued" basis. With "when-issued" securities, a Fund agrees to buy the securities at a certain price, even if the market price of the securities at the time of delivery is higher or lower than the agreed-upon purchase price.


--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                  DERIVATIVES
 A  derivative  is a financial  contract  whose value is based on (or  "derived"
 from) a traditional security (such as a stock or a bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500 Index). Futures and options are derivatives that have been trading on regulated exchanges for more than two decades. These "traditional" derivatives are standardized contracts that can easily be bought and sold, and whose market values are determined and published daily. It is these characteristics that differentiate futures and options from the relatively new types of derivatives. If used for speculation or as leveraged investments, derivatives can carry considerable risks.
--------------------------------------------------------------------------------

                                                                              29
--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                 CASH RESERVES
 With mutual funds, holding cash reserves--"cash"--does not mean literally that the fund holds a stack of currency. Rather, cash refers to short-term, interest-bearing securities that can easily and quickly be converted to cash. (Most mutual funds keep at least a small percentage of assets in cash to accommodate shareholder redemptions.) While some funds strive to keep cash levels at a minimum and to always remain fully invested in bonds, other bond funds allow investment advisers to hold up to 20% or more of a fund's assets in cash reserves.
--------------------------------------------------------------------------------


THE FUNDS AND VANGUARD
Vanguard Municipal Bond Funds are members of The Vanguard Group, a family of more than 35 investment companies with more than 100 funds holding assets worth more than $530 billion. All of the Vanguard funds share in the expenses associated with business operations, such as personnel, office space, equipment, and advertising.
     Vanguard also provides marketing services to the funds. Although shareholders do not pay sales commissions or 12b-1 distribution fees, each fund pays its allocated share of The Vanguard Group's marketing costs.


--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                     VANGUARD'S UNIQUE CORPORATE STRUCTURE
 The Vanguard Group is truly a MUTUAL mutual fund company. It is owned jointly by the funds it oversees and thus indirectly by the shareholders in those funds. Most other mutual funds are operated by for-profit management companies that may be owned by one person, by a group of individuals, or by investors who own the management company's stock. By contrast, Vanguard provides its services on an "at-cost" basis, and the funds' expense ratios reflect only these costs. No separate management company reaps profits or absorbs losses from operating the funds.
--------------------------------------------------------------------------------


INVESTMENT ADVISER
The Vanguard Group (Vanguard), P.O. Box 2600, Valley Forge, PA 19482, founded in 1974, serves as the Funds' adviser through its Fixed Income Group. As of October 31, 1999, Vanguard served as adviser for about $345.6 billion in assets. Vanguard manages the Funds on an at-cost basis, subject to the control of the Trustees and officers of the Funds. For the fiscal year ended October 31, 1999, the investment advisory expenses for each of the Funds represented an effective annual rate of 0.01% of each Fund's average net assets.
     The Funds have authorized Vanguard to choose brokers or dealers to handle the purchase and sale of securities for the Funds, and to get the best available price and most favorable execution from these brokers or dealers with respect to all transactions. The Funds may direct Vanguard to use a particular broker for certain transactions in exchange for commission rebates or research services provided to the Funds. When a Fund purchases a newly-issued security at a fixed price, Vanguard may designate certain members of the underwriting syndicate to receive compensation associated with that transaction. Certain dealers have agreed to rebate a portion of their compensation directly to the Funds to offset their management expenses.

30


--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                              THE FUNDS' ADVISER
 The Vanguard Group provides investment advisory services to many Vanguard funds. The individuals responsible for overseeing the Funds' investments are:
 IAN A. MACKINNON, Managing Director of Vanguard; and head of Vanguard's Fixed Income Group; has worked in investment management since 1974; primary responsibility for Vanguard's internal fixed-income policy and strategy since 1981; B.A., Lafayette College; M.B.A., Pennsylvania State University. CHRISTOPHER M. RYON, CFA, Principal, and (since 1988) Fund Manager of the Intermediate-Term and Long-Term Tax-Exempt Funds; has worked in investment management since 1985; has managed bond funds since 1988; B.S., Villanova University; M.B.A., Drexel University.
 REID O.  SMITH,  CFA,  Principal,  and (since  June  1996) Fund  Manager of the
 Insured Long-Term and High-Yield Tax-Exempt Funds; has worked in investment management since 1984; has managed bond funds since 1989; B.A., M.B.A., University of Hawaii.
 PAMELA WISEHAUPT TYNAN, Principal, and (since 1988) Fund Manager of the Tax-Exempt Money Market Fund and the Short-Term and Limited-Term Tax-Exempt Funds; has worked in investment management since 1982; B.S., Temple University.
--------------------------------------------------------------------------------

DIVIDENDS, CAPITAL GAINS, AND TAXES
FUND DISTRIBUTIONS
Each Fund distributes to shareholders virtually all of its net tax-exempt income (interest less expenses), as well as any capital gains realized from the sale of its holdings. The Funds' income dividends accrue daily and are distributed on the first business day of every month; capital gains distributions generally occur in December. You can receive distributions of income dividends or capital gains in cash, or you can have them automatically reinvested in more shares of the Funds.

BASIC TAX POINTS
Vanguard will send you a statement each year showing the tax status of all your distributions. The majority of the income dividends you receive from the Funds is expected to be exempt from federal income taxes. In addition, you should be aware of the following basic tax points about tax-exempt mutual funds:
o Distributions of capital gains are taxable to you whether or not you reinvest these amounts in additional Fund shares.
o Capital gains distributions declared in December--if paid to you by the end of January--are taxable as if received in December.
o Exempt-interest dividends from a tax-exempt fund are taken into account in determining the taxable portion of any social security or railroad retirement benefits that you receive.
o Income paid from tax-exempt bonds whose proceeds are used to fund private, for-profit organizations may be subject to the federal alternative minimum tax.
o Any short-term capital gains that you receive are taxable to you as ordinary income for federal income tax purposes.

o Any distributions of net long-term capital gains are taxable to you as long-term capital gains for federal income tax purposes, no matter how long you've owned shares in the Fund.
o Capital gains distributions may vary considerably from year to year as a result of the Funds' normal investment activities and cash flows.
o A sale or exchange of Fund shares is a taxable event. This means that you may have a capital gain to report as income, or a capital loss to report as a deduction, when you complete your federal income tax return.
o State and local income taxes may apply to any dividend or capital gains distributions that you receive, as well as your gains or losses from any sale or exchange of Fund shares.
o Income dividends from interest earned on municipal securities of a state or its political subdivisions are generally exempt from that state's income taxes. Almost all states, however, tax interest earned on municipal securities of other states.

GENERAL INFORMATION
BACKUP WITHHOLDING. By law, Vanguard must withhold 31% of any taxable distributions or redemptions from your account if you do not provide us with your correct taxpayer identification number and certify that it is correct. Similarly, Vanguard must withhold from your account if the IRS instructs us to do so.
FOREIGN INVESTORS. The Vanguard funds generally do not offer their shares for sale outside of the United States. Foreign investors should be aware that U.S. withholding and estate taxes may apply to any investments in Vanguard funds. INVALID ADDRESSES. If a dividend or capital gains distribution check mailed to your address of record is returned as undeliverable, Vanguard will automatically reinvest all future distributions until you provide us with a valid mailing address.
TAX CONSEQUENCES. This prospectus provides general tax information only. Please consult your tax adviser for detailed information about a fund's tax consequences for you.

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                                 DISTRIBUTIONS
 As a shareholder, you are entitled to your share of the fund's income from interest, and gains from the sale of investments. You receive such earnings as either an income dividend or a capital gains distribution. Income dividends come from interest that the fund earns from its money market and bond investments. The portion of such dividends that are exempt from federal income tax will be designated as "exempt-interest dividends." Capital gains are realized whenever the fund sells securities for higher prices than it paid for them. These capital gains are either short-term or long-term, depending on whether the fund held the securities for one year or less, or more than one year.
--------------------------------------------------------------------------------

32


SHARE PRICE
Each Fund's share price, called its net asset value, or NAV, is calculated each business day after the close of trading on the New York Stock Exchange (the NAV is not calculated on holidays or other days when the Exchange is closed). Net asset value per share is computed by adding up the total value of the Fund's investments and other assets, subtracting any of its liabilities (debts), and then dividing by the number of Fund shares outstanding:



NET ASSET VALUE =     TOTAL ASSETS - LIABILITIES
                    -------------------------------
                     NUMBER OF SHARES OUTSTANDING

     Knowing the daily net asset value is useful to you as a shareholder because it indicates the current value of your investment. The Fund's NAV, multiplied by the number of shares you own, gives you the dollar amount you would have received had you sold all of your shares back to the Fund that day.
     A NOTE ON PRICING: A Fund's investments (with the exception of the Tax-Exempt Money Market Fund, which uses the amortized cost method of valuation) will be priced at their market value when market quotations are readily available. When these quotations are not readily available, investments will be priced at their fair value, calculated according to procedures adopted by the Funds' Board of Trustees.
     With the exception of the Tax-Exempt Money Market Fund (which seeks to maintain a stable net asset value of $1 per share), each Fund's share price can be found daily in the mutual fund listings of most major newspapers under the heading "Vanguard Funds." Different newspapers use different abbreviations for each Fund, but the most common are MUSHT, MULTD, MUINT, MULONG, MUINLG, and MUHY. Newspapers typically list money market fund yields weekly, separately from other mutual funds. The Tax-Exempt Money Market Fund's abbreviation is VANGMB.

FINANCIAL HIGHLIGHTS
The following financial highlights tables are intended to help you understand each Fund's financial performance for the past five years, and certain information reflects financial results for a single Fund share in each case. The total returns in each table represent the rate that an investor would have earned or lost each year on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent accountants, whose report--along with each Fund's financial statements--is included in the Funds' most recent annual report to shareholders. You may have the annual report sent to you without charge by contacting Vanguard.

--------------------------------------------------------------------------------
                               PLAIN TALK ABOUT
                  HOW TO READ THE FINANCIAL HIGHLIGHTS TABLE
 This explanation uses the Tax-Exempt Money Market Fund as an example. The Fund began fiscal 1999 with a net asset value (price) of $1 per share. During the year, the Fund earned $0.030 per share from investment income (interest and dividends).
 Shareholders received $0.030 per share in the form of dividend distributions. A portion of each year's distributions may come from the prior year's income.
 The earnings ($0.030 per share) minus the distributions ($0.030 per share) resulted in a share price of $1 at the end of the year. For a shareholder who reinvested the distributions in the purchase of more shares, the total return from the Fund was 3.08% for the year.
 As of October 31, 1999, the Fund had $7.144 billion in net assets. For the year, its expense ratio was 0.18% ($1.80 per $1,000 of net assets); and its net investment income amounted to 3.03% of its average net assets.
--------------------------------------------------------------------------------

                                                          VANGUARD TAX-EXEMPT MONEY MARKET FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------                 ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------

NET ASSET VALUE, BEGINNING OF YEAR       $1.00       $1.00       $1.00        $1.00        $1.00        $1.00
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .030        .034        .006         .034         .034         .036
 Net Realized and Unrealized Gain
     (Loss) on Investments                  --          --          --           --           --           --
                                       ----------------------------------------------------------------------
   Total from Investment Operations       .030        .034        .006         .034         .034         .036
                                       ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net Investment Income   (.030)      (.034)      (.006)       (.034)       (.034)       (.036)
 Distributions from Realized
  Capital Gains                             --          --          --           --           --           --
                                       ----------------------------------------------------------------------
    Total Distributions                 (.030)      (.034)      (.006)       (.034)       (.036)       (.024)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR             $1.00       $1.00       $1.00        $1.00        $1.00        $1.00
=============================================================================================================
TOTAL RETURN                             3.08%       3.44%       0.59%        3.47%        3.48%        3.63%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of Year
  (Millions)                            $7,144      $6,246      $5,380       $5,345       $4,624       $4,166
 Ratio of Total Expenses to
  Average Net Assets                     0.18%       0.20%      0.18%*        0.19%        0.20%        0.22%
 Ratio of Net Investment Income
  to Average Net Assets                  3.03%       3.37%      3.53%*        3.41%        3.42%       3.56%*
=============================================================================================================


*Annualized

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc.

34


                                                          VANGUARD SHORT-TERM TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------------------     ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR      $15.65      $15.58      $15.57       $15.54       $15.59       $15.46
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .578        .609        .103         .610         .609         .600
 Net Realized and Unrealized Gain       (.164)        .076        .010       (.050)         .131
  (Loss) on Investments
                                       ----------------------------------------------------------------------
   Total from Investment Operations       .414        .685        .113         .644         .559         .731
                                       ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net
  Investment Income                     (.578)      (.609)      (.103)       (.610)       (.609)       (.600)
 Distributions from Realized            (.006)      (.006)          --       (.004)           --       (.001)
  Capital Gains

                                       ----------------------------------------------------------------------
    Total Distributions                 (.584)      (.615)      (.103)       (.614)       (.609)       (.601)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $15.48      $15.65      $15.58       $15.57       $15.54       $15.59
=============================================================================================================
TOTAL RETURN                             2.69%       4.49%       0.73%        4.22%        3.64%        4.83%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of Year
  (Millions)                            $1,893      $1,654      $1,485       $1,464       $1,457       $1,442
 Ratio of Total Expenses to
  Average Net Assets                     0.18%       0.20%      0.18%*        0.19%        0.20%        0.22%
 Ratio of Net Investment
  Income to Average Net Assets           3.71%       3.90%      3.96%*        3.91%        3.90%        3.88%
 Turnover Rate                             56%         36%          4%          34%          33%          32%
=============================================================================================================


*Annualized




                                                          VANGUARD LIMITED-TERM TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------------------     ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR      $10.85      $10.74      $10.71       $10.62       $10.71       $10.57
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .457        .460        .078         .476         .483         .476
 Net Realized and Unrealized            (.260)        .110        .030         .090       (.090)         .140
  Gain (Loss) on Investments
                                       ----------------------------------------------------------------------
  Total from Investment Operations        .197        .570        .108         .566         .393         .616
                                       ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net Investment
  Income                                (.457)      (.460)      (.078)       (.476)       (.483)       (.476)
 Distributions from Realized                --          --          --           --           --           --
  Capital Gains
                                       ----------------------------------------------------------------------
    Total Distributions                 (.457)      (.460)      (.078)       (.476)       (.483)       (.476)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $10.59      $10.85      $10.74       $10.71       $10.62       $10.71
=============================================================================================================
TOTAL RETURN                             1.83%       5.42%       1.01%        5.44%        3.73%        5.99%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of Year
  (Millions)                            $2,577      $2,340      $1,962       $1,929       $1,761       $1,669
 Ratio of Total Expenses to
  Average Net Assets                     0.18%       0.21%      0.18%*        0.19%        0.21%        0.22%
 Ratio of Net Investment Income
  to Average Net Assets                  4.25%       4.27%      4.34%*        4.46%        4.51%        4.51%
 Turnover Rate                             14%         35%          2%          28%          27%          35%
=============================================================================================================

*Annualized

                                                                              35

                                                          VANGUARD INTERMEDIATE-TERM TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------                 ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR      $13.52      $13.35      $13.30       $13.04       $13.14       $13.02
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .648        .661        .111         .669         .671         .686
 Net Realized and Unrealized Gain
  (Loss) on Investments                 (.695)        .222        .050         .263       (.091)         .278
                                       ----------------------------------------------------------------------
   Total from Investment Operations     (.047)        .883        .161         .932         .580         .964
                                       ----------------------------------------------------------------------
DISTRIBUTIONS

 Dividends from Net Investment Income   (.648)      (.661)      (.111)       (.669)       (.671)       (.686)
 Distributions from Realized Capital    (.035)      (0.52)          --       (.003)       (.009)       (.158)
  Gains
                                       ----------------------------------------------------------------------
   Total Distributions                  (.683)      (.713)      (.111)       (.672)       (.680)       (.844)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $12.79      $13.52      $13.35       $13.30       $13.04       $13.14
=============================================================================================================
TOTAL RETURN                            -0.40%       6.78%       1.21%        7.31%        4.47%        7.82%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of
  Year (Millions)                       $8,228      $7,773      $6,770       $6,658       $5,927       $5,448
 Ratio of Total Expenses to Average
  Net Assets                             0.18%       0.21%      0.18%*        0.19%        0.20%        0.22%
 Ratio of Net Investment Income to
  Average Net Assets                     4.83%       4.93%      4.99%*        5.07%        5.09%        5.35%
 Turnover Rate                             17%         14%          1%          15%          14%          12%
=============================================================================================================

*Annualized



                                                          VANGUARD INSURED LONG-TERM TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------                 ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE,                        $12.73      $12.51      $12.45       $12.14       $12.12       $11.98
 BEGINNING OF YEAR
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .644        .658        .111         .674         .670         .684
 Net Realized and Unrealized Gain
  (Loss) on Investments                 (.971)        .301        .060         .382         .020         .313
                                       ----------------------------------------------------------------------
   Total from Investment Operations     (.327)        .959        .171        1.056         .690         .997
                                       ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net
  Investment Income                     (.644)      (.658)      (.111)       (.674)       (.670)       (.684)
 Distributions from
  Realized Capital Gains                (.069)      (.081)          --       (.072)           --       (.173)
                                       ----------------------------------------------------------------------
   Total Distributions                  (.713)      (.739)      (.111)       (.746)       (.670)       (.857)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $11.69      $12.73      $12.51       $12.45       $12.14       $12.12
=============================================================================================================
TOTAL RETURN                            -2.74%       7.88%       1.37%        8.93%        5.77%        8.88%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of
  Year (Millions)                       $2,160      $2,235      $2,043       $2,024       $1,936       $1,935
 Ratio of Total
  Expenses to Average Net Assets         0.19%       0.20%      0.18%*        0.19%        0.20%        0.22%
 Ratio of Net
  Investment Income to Average
   Net Assets                            5.20%       5.22%      5.32%*        5.47%        5.46%        5.82%
 Turnover Rate                             17%         16%          1%          18%          18%           7%
=============================================================================================================


*Annualized

                                                          VANGUARD LONG-TERM TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------                 ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------

NET ASSET VALUE, BEGINNING              $11.39      $11.18      $11.11       $10.73       $10.68       $10.58
 OF YEAR
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .565        .580        .098         .588         .591         .608
 Net Realized and Unrealized            (.935)        .268        .070         .403         .050         .256
  Gain (Loss) on Investments
                                       ----------------------------------------------------------------------
   Total from Investment                (.370)        .848        .168         .991         .641         .864
    Operations                         ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net Investment Income   (.565)      (.580)      (.098)       (.588)       (.591)       (.608)
 Distributions from Realized            (.115)      (.058)          --       (.023)           --       (.156)
  Capital Gains
                                       ----------------------------------------------------------------------
    Total Distributions                 (.680)      (.638)      (.098)       (.611)       (.591)       (.764)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $10.34      $11.39      $11.18       $11.11       $10.73       $10.68
=============================================================================================================
TOTAL RETURN                            -3.45%       7.78%       1.52%        9.46%        6.08%        8.74%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of Year (Millions)     $1,527      $1,509      $1,249       $1,222       $1,110       $1,054
 Ratio of Total Expenses to
  Average Net Assets                     0.18%       0.21%      0.18%*        0.19%        0.20%        0.23%
 Ratio of Net Investment
  Income to Average Net Assets           5.13%       5.13%      5.28%*        5.37%        5.45%        5.87%
 Turnover Rate                             15%         18%          1%           9%          26%          35%
=============================================================================================================

*Annualized



                                                          VANGUARD HIGH-YIELD TAX-EXEMPT FUND
                                                             SEP. 1 TO
                                       YEAR ENDED OCT. 31,     OCT. 31                  YEAR ENDED AUGUST 31,
----------------------------------------------------------                 ----------------------------------
                                          1999        1998        1997         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR      $11.06      $10.83      $10.76       $10.39       $10.43       $10.39
-------------------------------------------------------------------------------------------------------------
INVESTMENT OPERATIONS
 Net Investment Income                    .571        .582        .106         .589         .594         .625
 Net Realized and Unrealized            (.858)        .282        .070         .370       (.040)         .213
  Gain (Loss) on Investments           ----------------------------------------------------------------------
   Total from Investment                (.287)        .864        .176         .959         .554         .838
    Operations                         ----------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net Investment
  Income                                (.571)      (.582)      (.106)       (.589)       (.594)       (.625)
 Distributions from Realized            (.072)      (.052)          --           --           --       (.173)
  Capital Gains                        ----------------------------------------------------------------------
    Total Distributions                 (.643)      (.634)      (.106)       (.589)       (.594)       (.798)
-------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR            $10.13      $11.06      $10.83       $10.76       $10.39       $10.43
=============================================================================================================
TOTAL RETURN                            -2.77%       8.19%       1.63%        9.45%        5.39%        8.69%
=============================================================================================================
RATIOS/SUPPLEMENTAL DATA
 Net Assets, End of Year (Millions)     $2,867      $2,704      $2,256       $2,193       $1,985       $1,865
 Ratio of Total Expenses to
  Average Net Assets                     0.18%       0.20%      0.19%*        0.19%        0.20%        0.22%
 Ratio of Net Investment Income
  to Average Net Assets                  5.33%       5.28%      6.08%*        5.56%        5.66%        6.15%
 Turnover Rate                             22%         24%          3%          27%          19%          33%
=============================================================================================================

*Annualized

                                                                              37
--------------------------------------------------------------------------------
INVESTING WITH VANGUARD
Are you looking for the most convenient way to open or add money to a Vanguard account? Obtain instant access to fund information? Establish an account for a minor child or for your retirement savings?
     Vanguard can help. Our goal is to make it easy and pleasant for you to do business with us.
     The following sections of the prospectus briefly explain the many services we offer. Booklets providing detailed information are available on the services marked with a [BOOK]. Please call us to request copies.
--------------------------------------------------------------------------------

SERVICES AND ACCOUNT FEATURES
Vanguard offers many services that make it convenient to buy, sell, or exchange shares, or to obtain fund or account information.
--------------------------------------------------------------------------------
TELEPHONE REDEMPTIONS (SALES AND EXCHANGES)
Automatically set up for each Fund unless you notify us otherwise.
--------------------------------------------------------------------------------
CHECKWRITING [CHECK]
Method for drawing money from your account by writing a check for $250 or more.
--------------------------------------------------------------------------------
VANGUARD(R) DIRECT DEPOSIT SERVICE [BOOK]
Automatic method for depositing your paycheck or U.S. government payment (including Social Security and government pension checks) into your account.
--------------------------------------------------------------------------------
VANGUARD(R) AUTOMATIC EXCHANGE SERVICE [BOOK]
Automatic method for moving a fixed amount of money from one Vanguard fund account to another.
--------------------------------------------------------------------------------
VANGUARD FUND EXPRESS(R)[BOOK]
Electronic method for buying or selling shares. You can transfer money between your Vanguard fund account and an account at your bank, savings and loan, or credit union on a systematic schedule or whenever you wish.
--------------------------------------------------------------------------------
VANGUARD DIVIDEND EXPRESS TM  [BOOK]
Electronic method for transferring dividend and/or capital gains distributions directly from your Vanguard fund account to your bank, savings and loan, or credit union account.
--------------------------------------------------------------------------------
VANGUARD TELE-ACCOUNT(R) 1-800-662-6273 (ON-BOARD)[BOOK]
Toll-free 24-hour access to Vanguard fund and account information--as well as some transactions--by using any touch-tone phone. Tele-Account provides total return, share price, price change, and yield quotations for all Vanguard funds; gives your account balances and history (e.g., last transaction, latest dividend distribution); and allows you to sell or exchange shares to and from most Vanguard funds.
--------------------------------------------------------------------------------
ACCESS VANGUARD TM  www.vanguard.com [COMPUTER]
You can use your personal computer to perform certain transactions for most Vanguard funds by accessing our website. To establish this service, you must register through our website. We will then mail you an account access password that allows you to process the following financial and administrative transactions online:
o    Open a new account.*
o    Buy, sell, or exchange shares of most funds.
o    Change your name/address.

38


o Add/change fund options (including dividend options, Vanguard Fund Express, bank instructions, checkwriting, and Vanguard Automatic Exchange Service). (Some restrictions may apply.) Please call our Client Services Department for assistance.

*Only current Vanguard shareholders can open a new account online, by exchanging shares from other existing Vanguard accounts.
--------------------------------------------------------------------------------
INVESTOR INFORMATION DEPARTMENT:1-800-662-7447(SHIP)
TEXT TELEPHONE:1-800-952-3335
Call Vanguard for information on our funds, fund services, and retirement accounts, and to request literature.
--------------------------------------------------------------------------------
CLIENT SERVICES DEPARTMENT: 1-800-662-2739 (CREW) TEXT TELEPHONE: 1-800-749-7273 Call Vanguard for information on your account, account transactions, and account statements.
--------------------------------------------------------------------------------
SERVICES FOR CLIENTS OF VANGUARD'S INSTITUTIONAL DIVISION: 1-888-809-8102 Vanguard's Institutional Division offers a variety of specialized services for large institutional investors, including the ability to effect account transactions through private electronic networks and third-party recordkeepers.
--------------------------------------------------------------------------------

TYPES OF ACCOUNTS
Individuals and institutions can establish a variety of accounts with Vanguard.
--------------------------------------------------------------------------------
FOR ONE OR MORE PEOPLE
Open an account in the name of one (individual) or more (joint tenants) people.
--------------------------------------------------------------------------------
FOR HOLDING PERSONAL TRUST ASSETS [BOOK]
Invest assets held in an existing personal trust.
--------------------------------------------------------------------------------
FOR AN ORGANIZATION [BOOK]
Open an account as a corporation, partnership, endowment, foundation, or other entity.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
A NOTE ON INVESTING WITH VANGUARD THROUGH OTHER FIRMS
You may purchase or sell Fund shares through a financial intermediary such as a bank, broker, or investment adviser. If you invest with Vanguard through an intermediary, please read that firm's program materials carefully to learn of any special rules that may apply. For example, special terms may apply to additional service features, fees, or other policies. Consult your intermediary to determine when your order will be priced.
--------------------------------------------------------------------------------

BUYING SHARES

If Vanguard receives your check (or electronic transfer) before the close of trading on the New York Stock Exchange (generally 4 p.m. Eastern time) on a regular business day, your investment in any Vanguard Municipal Bond Fund (except the Tax-Exempt Money Market Fund) will be converted to federal funds and credited to your account at that day's closing price, the next-determined net asset value. You will begin earning dividends on your investment the following calendar day. (Federal funds are Federal Reserve deposits that banks and other financial institutions "borrow" from one another to meet short-term cash needs; fund advisers must use federal funds to pay for the securities they buy.)
     Your investment in the Tax-Exempt Money Market Fund will also be converted to federal funds and credited to your account; however, the conversion to federal funds for the

Tax-Exempt Money Market Fund investments takes one business day. Because of this conversion period, your Tax-Exempt Money Market Fund account will be credited on the business day following the day we receive your check. You will begin earning dividends on your investment on the following calendar day. For example, if we receive your check before the close of trading on the New York Stock Exchange (generally 4 p.m. Eastern time) on a Thursday, your account will be credited the next business day (Friday) and you will begin earning dividends on Saturday.
     Each of the Funds is offered on a no-load basis, meaning that you do not pay sales commissions or 12b-1 distribution fees.
--------------------------------------------------------------------------------
MINIMUM INVESTMENT TO . . .
open a new account
$3,000

add to an existing account
$100 by mail or exchange; $1,000 by wire.
--------------------------------------------------------------------------------
A NOTE ON LOW BALANCES
Each Fund reserves the right to close any nonretirement fund account whose balance falls below the minimum initial investment. The Fund will deduct a $10 annual fee in June if your nonretirement account balance at that time is below $2,500. The low balance fee is waived for investors who have aggregate Vanguard account assets of $50,000 or more.
--------------------------------------------------------------------------------
BY MAIL TO . . .[ENVELOPE]
open a new account
Complete and sign the account registration form and enclose your check.

add to an existing account
Mail your check with an Invest-By-Mail form detached from your confirmation statement to the address listed on the form. Please do not alter Invest-By-Mail forms, since they are fund- and account-specific.

Make your check payable to: The Vanguard Group-(insert appropriate Fund number; see below)
Vanguard Tax-Exempt Money Market Fund-45
Vanguard Short-Term Tax-Exempt Fund-41
Vanguard Limited-Term Tax-Exempt Fund-31
Vanguard Intermediate-Term Tax-Exempt Fund-42
Vanguard Long-Term Tax-Exempt Fund-43
Vanguard Insured Long-Term Tax-Exempt Fund-58
Vanguard High-Yield Tax-Exempt Fund-44

All purchases must be made in U.S. dollars, and checks must be drawn on U.S. banks.


First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 1110                 455 Devon Park Drive
Valley Forge, PA 19482-1110   Wayne, PA 19087-1815


For clients of Vanguard's Institutional Division ...

40

First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 2900                 455 Devon Park Drive
Valley Forge, PA 19482-2900   Wayne, PA 19087-1815

--------------------------------------------------------------------------------
IMPORTANT NOTE: To prevent check fraud, Vanguard will not accept checks made payable to third parties.
--------------------------------------------------------------------------------
BY TELEPHONE TO . . . [TELEPHONE]
open a new account
Call Vanguard Tele-Account* 24 hours a day--or Client Services during business hours--to exchange from another Vanguard fund account with the same registration (name, address, taxpayer identification number, and account type). (NOTE THAT SOME RESTRICTIONS APPLY TO INDEX FUND ACCOUNTS.)

add to an existing account
Call Vanguard Tele-Account* 24 hours a day--or Client Services during business hours--to exchange from another Vanguard fund account with the same registration (name, address, taxpayer identification number, and account type). (Note that some restrictions apply to index fund accounts.) Use Vanguard Fund Express (see "Services and Account Features") to transfer assets from your bank account. Call Client Services before your first use to verify that this option is available.

Vanguard Tele-Account         Client Services
1-800-662-6273                1-800-662-2739


*You must obtain a Personal  Identification Number through Tele-Account at least seven days before you request your first exchange.
--------------------------------------------------------------------------------
IMPORTANT NOTE: Once you have initiated a telephone transaction and a confirmation number has been assigned, the transaction cannot be revoked. We reserve the right to refuse any purchase request.
--------------------------------------------------------------------------------
BY WIRE TO OPEN A NEW ACCOUNT OR ADD TO AN EXISTING ACCOUNT [WIRE]
Call Client Services to arrange your wire transaction.


Wire to:
FRB ABA 021001088
HSBC Bank USA

For credit to:
Account: 000112046
Vanguard Incoming Wire Account

In favor of:
Vanguard Tax-Exempt Money Market Fund-45
Vanguard Short-Term  Tax-Exempt Fund-41
Vanguard Limited-Term Tax-Exempt Fund-31
Vanguard  Intermediate-Term  Tax-Exempt Fund-42
Vanguard  Long-Term   Tax-Exempt  Fund-43
Vanguard  Insured  Long-Term Tax-Exempt Fund-58
Vanguard High-Yield Tax-Exempt Fund-44
[Account number, or temporary number for a new account]
[Registered account owner(s)]
[Registered address]

FOR THE TAX-EXEMPT MONEY MARKET FUND ONLY: If you buy Fund shares through a federal funds wire, your investment begins earning dividends the next calendar day. You can begin earning dividends immediately if you notify Vanguard by 10:45 a.m. Eastern time that you intend to make a wire purchase that day.
--------------------------------------------------------------------------------
You can redeem (that is, sell or exchange) shares purchased by check or Vanguard Fund Express at any time. However, while your redemption request will be processed at the next-determined net asset value after it is received, your redemption proceeds will not be available until payment for your purchase is collected, which may take up to ten calendar days.
--------------------------------------------------------------------------------
A NOTE ON LARGE PURCHASES
It is important that you call Vanguard before you invest a large dollar amount. It is our responsibility to consider the interests of all Fund shareholders, and so we reserve the right to refuse any purchase that may disrupt a Fund's operation or performance.
--------------------------------------------------------------------------------


REDEEMING SHARES

This section describes how you can redeem--that is, sell or exchange--a Fund's shares.

When Selling Shares:


o Vanguard sends the redemption  proceeds to you or a designated third party.*
o You can sell all or part of your Fund shares at any time.
*May require a signature guarantee; see footnote on page 44.


When Exchanging Shares:
o The redemption proceeds are used to purchase shares of a different Vanguard fund.
o    You must meet the receiving fund's minimum investment requirements.
o Vanguard reserves the right to revise or terminate the exchange privilege, limit the amount of an exchange, or reject an exchange at any time, without notice.
o In order to exchange into an account with a different registration (including a different name, address, or taxpayer identification number), you must include the guaranteed signatures of all current account owners on your written instructions.

In both cases, your transaction will be based on the Fund's next-determined share price, subject to any special rules discussed in this prospectus. NOTE:
Once a redemption is initiated and a confirmation number given, the transaction CANNOT be canceled.

HOW TO REQUEST A REDEMPTION

You can request a redemption from your Fund account in any one of three ways: online, by telephone, or by mail. You can also sell shares by check.
     The Vanguard funds whose shares you cannot exchange online or by telephone are VANGUARD U.S. STOCK INDEX FUNDS, VANGUARD BALANCED INDEX FUND, VANGUARD INTERNATIONAL STOCK INDEX FUNDS, VANGUARD REIT INDEX FUND, and VANGUARD GROWTH AND INCOME FUND. These funds do, however, permit online and telephone exchanges within IRAs and other retirement accounts. If you sell shares of these funds online, you will receive a redemption check at your address of record.

42
--------------------------------------------------------------------------------
ONLINE REQUESTS [COMPUTER]
ACCESS VANGUARD at www.vanguard.com
You can use your personal computer to sell or exchange shares of most Vanguard funds by accessing our website. To establish this service, you must register through our website. We will then mail you an account access password that will enable you to sell or exchange shares online (as well as perform other transactions).
--------------------------------------------------------------------------------
TELEPHONE REQUESTS [PHONE]
All Account Types Except Retirement:
Call Vanguard Tele-Account 24 hours a day--or Client Services during business hours--to sell or exchange shares. You can exchange shares from these Funds to open an account in another Vanguard fund or to add to an existing Vanguard fund account with an identical registration.

Retirement Accounts:
You can  exchange--but  not  sell--shares  by  calling  Tele-Account  or  Client
Services.

Vanguard Tele-Account     Client Services
1-800-662-6273            1-800-662-2739
--------------------------------------------------------------------------------
SPECIAL INFORMATION: We will automatically establish the telephone redemption option for your account, unless you instruct us otherwise in writing. While telephone redemption is easy and convenient, this account feature involves a risk of loss from unauthorized or fraudulent transactions. Vanguard will take reasonable precautions to protect your account from fraud. You should do the same by keeping your account information private and immediately reviewing any account statements that we send to you. Make sure to contact Vanguard immediately about any transaction you believe to be unauthorized.
--------------------------------------------------------------------------------
We reserve the right to refuse a telephone redemption if the caller is unable to provide:
o    The ten-digit account number.
o    The name and address exactly as registered on the account.
o The primary Social Security or employer identification number as registered on the account.
o    The  Personal   Identification   Number,   if  applicable   (for  instance,
     Tele-Account).
     Please note that Vanguard will not be responsible for any account losses due to telephone fraud, so long as we have taken reasonable steps to verify the caller's identity. If you wish to remove the telephone redemption feature from your account, please notify us in writing.
--------------------------------------------------------------------------------
A NOTE ON UNUSUAL CIRCUMSTANCES
Vanguard reserves the right to revise or terminate the telephone redemption privilege at any time, without notice. In addition, Vanguard can stop selling shares or postpone payment at times when the New York Stock Exchange is closed or under any emergency circumstances as determined by the U.S. Securities and Exchange Commission. If you experience difficulty making a telephone redemption during periods of drastic economic or market change, you can send us your request by regular or express mail. Follow the instructions on selling or exchanging shares by mail in this section.

                                                                              43
--------------------------------------------------------------------------------
MAIL REQUESTS [ENVELOPE]
All Account Types Except Retirement:
Send a letter of instruction signed by all registered account holders. Include the fund name and account number and (if you are selling) a dollar amount or number of shares OR (if you are exchanging) the name of the fund you want to exchange into and a dollar amount or number of shares. To exchange into an account with a different registration (including a different name, address, taxpayer identification number, or account type), you must provide Vanguard with written instructions that include the guaranteed signatures of all current owners of the fund from which you wish to redeem.

Depending on your account registration type, additional documentation may be required.


First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 1110                 455 Devon Park Drive
Valley Forge, PA 19482-1110   Wayne, PA 19087-1815


For clients of Vanguard's Institutional Division ...

First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 2900                 455 Devon Park Drive
Valley Forge, PA 19482-2900   Wayne, PA 19087-1815

--------------------------------------------------------------------------------
CHECK REQUESTS [CHECK]
You can sell shares by writing a check for $250 or more.
--------------------------------------------------------------------------------
A NOTE ON LARGE  REDEMPTIONS
It is important that you call Vanguard before you redeem a large dollar amount. It is our responsibility to consider the interests of all fund shareholders, and so we reserve the right to delay delivery of your redemption proceeds--up to seven days--if the amount may disrupt a Fund's operation or performance.
     If you redeem more than $250,000 worth of Fund shares within any 90-day period, the Fund reserves the right to pay part or all of the redemption proceeds above $250,000 in-kind, i.e., in securities, rather than in cash. If payment is made in-kind, you may incur brokerage commissions if you elect to sell the securities for cash.
--------------------------------------------------------------------------------
OPTIONS FOR REDEMPTION PROCEEDS
You may receive your redemption proceeds in one of three ways: check, exchange to another Vanguard fund, or Fund Express redemption.
--------------------------------------------------------------------------------
CHECK REDEMPTIONS
Normally,  Vanguard  will  mail  your  check  within  two  business  days  of  a redemption.
--------------------------------------------------------------------------------
WIRE REDEMPTIONS [WIRE]
The wire redemption option is not automatic; you must establish it by completing a special form or the appropriate section of your account registration. Wire redemptions can be initiated by mail or by telephone during Vanguard's business hours, but not online.

44

For Money Market Funds:
For telephone requests made by 10:30 a.m. Eastern time, the wire will arrive at your bank by the close of business that same day. Requests made by 4 p.m. Eastern time will arrive at your bank by the close of business on the following business day.

For Other Daily Dividend Funds:
For telephone requests made by 4 p.m. Eastern time, the wire will arrive at your bank by the close of business on the following business day.
--------------------------------------------------------------------------------
EXCHANGE REDEMPTIONS
As described above, an exchange involves using the proceeds of your redemption to purchase shares of another Vanguard fund.
--------------------------------------------------------------------------------
FUND EXPRESS REDEMPTIONS
Vanguard will electronically transfer funds to your pre-linked checking or savings account.

FOR OUR MUTUAL PROTECTION
For your best interests and ours, Vanguard applies these additional requirements to redemptions:

REQUEST IN "GOOD ORDER"
All redemption requests must be received by Vanguard in "good order." This means that your request must include:
o    The Fund name and account number.
o    The amount of the transaction (in dollars or shares).
o Signatures of all owners exactly as registered on the account (for mail requests).
o Signature guarantees (if required).* n Any supporting legal documentation that may be required. n Any outstanding certificates representing shares to be redeemed.
*For instance, a signature guarantee must be provided by all registered account shareholders when redemption proceeds are to be sent to a different person or address. A signature guarantee can be obtained from most commercial and savings banks, credit unions, trust companies, or member firms of a U.S. stock exchange.

TRANSACTIONS ARE PROCESSED AT THE NEXT-DETERMINED SHARE PRICE AFTER VANGUARD HAS RECEIVED ALL REQUIRED INFORMATION.
--------------------------------------------------------------------------------
LIMITS ON ACCOUNT ACTIVITY
Because excessive account transactions can disrupt management of the Fund and increase the Fund's costs for all shareholders, Vanguard limits account activity as follows: n You may make no more than TWO SUBSTANTIVE "ROUND TRIPS" THROUGH THE FUND during any 12-month period.
o    Your round trips through the Fund must be at least 30 days apart.
o    The Fund may refuse a share purchase at any time, for any reason.
o Vanguard may revoke an investor's telephone exchange privilege at any time, for any reason.

A "round trip" is a redemption from the Fund followed by a purchase back into the Fund. Also, a "round trip" covers transactions accomplished by any combination of methods, including transactions conducted by check, wire, or exchange to/from another Vanguard fund. "Substantive" means a dollar amount that Vanguard determines, in its sole discretion, could adversely affect the management of the Fund.

--------------------------------------------------------------------------------
RETURN YOUR SHARE CERTIFICATES
Any portion of your account represented by share certificates cannot be redeemed until you return the certificates to Vanguard. Certificates must be returned (unsigned), along with a letter requesting the sale or exchange you wish to process, via certified mail to:

The Vanguard Group
455 Devon Park Drive
Wayne, PA 19087-1815
--------------------------------------------------------------------------------
ALL TRADES ARE FINAL
Vanguard will not cancel any transaction request (including any purchase or redemption) that we believe to be authentic once the request has been initiated and a confirmation number assigned.
--------------------------------------------------------------------------------
UNCASHED CHECKS
Please cash your distribution or redemption checks promptly. Vanguard will not pay interest on uncashed checks.
--------------------------------------------------------------------------------

TRANSFERRING REGISTRATION

You can transfer the registration of your Fund shares to another owner by completing a transfer form and sending it to Vanguard.


First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 1110                 455 Devon Park Drive
Valley Forge, PA 19482-1110   Wayne, PA 19087-1815


For clients of Vanguard's Institutional Division ...

First-class mail to:          Express or Registered mail to:
The Vanguard Group            The Vanguard Group
P.O. Box 2900                 455 Devon Park Drive
Valley Forge, PA 19482-2900   Wayne, PA 19087-1815
--------------------------------------------------------------------------------

FUND AND ACCOUNT UPDATES
STATEMENTS AND REPORTS
We will send you account and tax statements to help you keep track of your Fund account throughout the year as well as when you are preparing your income tax returns.
     In addition, you will receive financial reports about your Fund twice a year. These comprehensive reports include an assessment of the Fund's performance (and a comparison to its industry benchmark), an overview of the financial markets, a report from the advisers, and the Fund's financial statements which include a listing of the Fund's holdings.
     To keep each Fund's costs as low as possible (so that you and other shareholders can keep more of the Fund's investment earnings), Vanguard attempts to eliminate duplicate mailings to the same address. When two or more Fund shareholders have the same last name and address, we send just one Fund report to that address--instead of mailing separate reports to each shareholder. If you want us to send separate reports, however, notify our Client Services Department at 1-800-662-2739.

--------------------------------------------------------------------------------
CONFIRMATION STATEMENT
Sent each time you buy, sell, or exchange shares; confirms the trade date and the amount of your transaction.
--------------------------------------------------------------------------------
PORTFOLIO SUMMARY [BOOK]
Mailed quarterly for most accounts; shows the market value of your account at the close of the statement period, as well as distributions, purchases, sales, and exchanges for the current calendar year.
--------------------------------------------------------------------------------
FUND FINANCIAL REPORTS
Mailed in December and June for all seven Funds.
--------------------------------------------------------------------------------
TAX STATEMENTS
Generally mailed in January; report previous year's taxable dividend distributions, capital gains distributions, and proceeds from the sale of shares.
--------------------------------------------------------------------------------
AVERAGE COST REVIEW STATEMENT [BOOK]
Issued quarterly for most taxable accounts (accompanies your Portfolio Summary); shows the average cost of shares that you redeemed during the calendar year, using only the average cost single category method.
--------------------------------------------------------------------------------
CHECKWRITING STATEMENT
Sent monthly to shareholders using Vanguard's checkwriting option. Our statement provides images of the front and back of each checkwriting draft paid in the previous month. This consolidated statement is sent instead of the original canceled drafts, which will not be returned.
--------------------------------------------------------------------------------

                     (THIS PAGE INTENTIONALLY LEFT BLANK.)

                     (THIS PAGE INTENTIONALLY LEFT BLANK.)

GLOSSARY OF INVESTMENT TERMS

ALTERNATIVE MINIMUM TAX (AMT)
A measure designed to assure that individuals pay at least a minimum amount of federal income taxes. Certain securities used to fund private, for-profit activities are subject to AMT.

BOND
A debt security (IOU) issued by a corporation, government, or government agency in exchange for the money you lend it. In most instances, the issuer agrees to pay back the loan by a specific date and make regular interest payments until that date.

CAPITAL GAINS DISTRIBUTION
Payment to mutual fund shareholders of gains realized on securities that the fund has sold at a profit, minus any realized losses.

CASH RESERVES
Cash deposits, short-term bank deposits, and money market instruments which include U.S. Treasury bills, bank certificates of deposit (CDs), repurchase agreements, commercial paper, and banker's acceptances.

DIVIDEND INCOME
Payment to shareholders of income from interest or dividends generated by a fund's investments.

DURATION
A measure of the sensitivity of bond--and bond fund--prices to interest rate movements. For example, if a bond has a duration of two years, its price would fall by about 2% when interest rates rose one percentage point. On the other hand, the bond's price would rise by about 2% when interest rates fell by one percentage point.

EXPENSE RATIO
The percentage of a fund's average net assets used to pay its expenses. The expense ratio includes management fees, administrative fees, and any 12b-1 distribution fees.

FACE VALUE
The amount to be paid at maturity of a bond; also known as the par value or principal.

FIXED-INCOME SECURITIES
Investments, such as bonds, that have a fixed payment schedule. While the level of income offered by these securities is predetermined, their prices may fluctuate.

INVESTMENT ADVISER
An  organization  that  makes  the  day-to-day   decisions  regarding  a  fund's
investments.

INVESTMENT GRADE
A bond whose credit quality is considered by independent bond-rating agencies to be sufficient to ensure timely payment of principal and interest under current economic circumstances.

MATURITY
The date when a bond issuer agrees to repay the bond's principal, or face value, to the bond's buyer.

MUNICIPAL BOND
A bond issued by a state or local government. Interest income from municipal bonds, and therefore dividend income from municipal bond funds, is generally free from federal income taxes.

MUTUAL FUND
An investment company that pools the money of many people and invests it in a variety of securities in an effort to achieve a specific objective over time.

NET ASSET VALUE (NAV)
The market value of a mutual fund's total assets, minus liabilities, divided by the number of shares outstanding. The value of a single share is called its share value or share price.


PRINCIPAL
The amount of money you put into an investment.


TOTAL RETURN
A percentage change, over a specified time period, in a mutual fund's net asset value, with the ending net asset value adjusted to account for the reinvestment of all distributions of dividends and capital gains.

VOLATILITY
The fluctuations in value of a mutual fund or other security. The greater a fund's volatility, the wider the fluctuations between its high and low prices.

YIELD
Income (interest or dividends) earned by an investment, expressed as a percentage of the investment's price.

[SHIP LOGO]
[THE VANGUARD GROUP(R) LOGO]
Post Office Box 2600
Valley Forge, PA 19482-2600

FOR MORE INFORMATION
If you'd like more information about Vanguard Municipal Bond Funds, the following documents are available free upon request:

ANNUAL/SEMIANNUAL REPORT TO SHAREHOLDERS
Additional information about the Funds' investments is available in the Funds' annual and semiannual reports to shareholders. In these reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the most recent fiscal year.

STATEMENT  OF  ADDITIONAL  INFORMATION  (SAI)
The SAI  provides  more  detailed information about the Funds.

The current annual and semiannual reports and the SAI are incorporated by reference into (and are thus legally a part of) this prospectus.

To receive a free copy of the latest annual or semiannual report or the SAI, or to request additional information about the Funds or other Vanguard funds, please contact us as follows:

THE VANGUARD GROUP
INVESTOR INFORMATION DEPARTMENT
P.O. BOX 2600
VALLEY FORGE, PA 19482-2600

TELEPHONE:
1-800-662-7447 (SHIP)

TEXT TELEPHONE:
1-800-952-3335

WORLD WIDE WEB:
WWW.VANGUARD.COM

If you are a current Fund shareholder and would like information about your account, account transactions, and/or account statements, please call:

CLIENT SERVICES DEPARTMENT
TELEPHONE:
1-800-662-2739 (CREW)

TEXT TELEPHONE:
1-800-662-2738

INFORMATION  PROVIDED BY THE  SECURITIES AND EXCHANGE  COMMISSION  (SEC)
You can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. To find out more about this public service, call the SEC at 1-800-SEC-0330. Reports and other information about the Funds are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a fee, by writing the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-6009.

Funds' Investment Company Act
file number: 811-2687


(C) 2000 The Vanguard Group, Inc.
All rights reserved.
Vanguard Marketing Corporation,
Distributor.

P095N-02/11/2000

                                     PART B

                       VANGUARD MUNICIPAL(R) BOND FUNDS

                                  (THE TRUST)

                      STATEMENT OF ADDITIONAL INFORMATION


                               FEBRUARY 11, 2000



This Statement is not a prospectus but should be read in conjunction with the current Prospectus relating to all of the Trust's funds (dated February 11,
2000). To obtain the Trust's Prospectus or the most recent Annual Report to Shareholders, which contains the Trust's financial statement as hereby incorporated by reference, please call:


           VANGUARD'S INVESTOR INFORMATION DEPARTMENT 1-800-662-7447

                               TABLE OF CONTENTS

                                                                PAGE


DESCRIPTION OF THE FUNDS.........................................B-1
INVESTMENT POLICIES..............................................B-3
FUNDAMENTAL INVESTMENT LIMITATIONS...............................B-7
CALCULATION OF YIELD.............................................B-9
YIELD AND TOTAL RETURN...........................................B-10
INVESTMENT MANAGEMENT............................................B-11
PORTFOLIO TRANSACTIONS...........................................B-12
PURCHASE OF SHARES...............................................B-12
REDEMPTION OF SHARES.............................................B-12
VALUATION OF SHARES..............................................B-13
MANAGEMENT OF THE FUNDS..........................................B-14
FINANCIAL STATEMENTS.............................................B-17



                            DESCRIPTION OF THE FUNDS


ORGANIZATION

The Trust was organized as Warwick Tax-Exempt Bond Fund, a Maryland corporation, in 1976. In 1984, the Trust was reorganized into a Pennsylvania business trust. The Trust was reorganized as a Maryland corporation again in 1985, and was then reorganized as a Delaware business trust in July, 1998. Prior to its reorganization as a Delaware business trust, the Trust was known as Vanguard Municipal Bond Fund, Inc. The Trust is registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 (the 1940 Act) as an open-end, diversified management investment company. It currently offers the following funds and classes of shares:

                     Vanguard Tax-Exempt Money Market Fund
                      Vanguard Short-Term Tax-Exempt Fund
                     Vanguard Limited-Term Tax-Exempt Fund
                   Vanguard Intermediate-Term Tax-Exempt Fund
                       Vanguard Long-Term Tax-Exempt Fund
                   Vanguard Insured Long-Term Tax-Exempt Fund
                      Vanguard High-Yield Tax-Exempt Fund
               (individually, the Fund; collectively, the Funds)

  The Trust has the ability to offer additional funds or classes of shares. There is no limit on the number of full and fractional shares that the Trust may issue for a single fund or class of shares.

SERVICE PROVIDERS


     CUSTODIAN. First Union National Bank, PA4943, 530 Walnut Street, Philadelphia, Pennsylvania 19106, serves as the Funds' custodian. The custodian is responsible for maintaining the Funds' assets and keeping all necessary accounts and records.


     INDEPENDENT ACCOUNTANTS. PricewaterhouseCoopers LLP, 30 South 17th Street, Philadelphia, Pennsylvania 19103, serves as the Funds' independent accountants. The accountants audit financial statements for the Funds and provide other related services.

     TRANSFER  AND   DIVIDEND-PAYING   AGENT.  The  Funds'  transfer  agent  and
dividend-paying agent is The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

CHARACTERISTICS OF THE TRUST'S SHARES

     RESTRICTIONS ON HOLDING OR DISPOSING OF SHARES. There are no restrictions on the right of shareholders to retain or dispose of the Funds' shares, other than the possible future termination of the Funds. The Funds may be terminated by reorganization into another mutual fund or by liquidation and distribution of the assets of the affected fund. Unless terminated by reorganization or liquidation, the Funds will continue indefinitely.

     SHAREHOLDER LIABILITY. The Funds were organized under Delaware law, which provides that shareholders of a business trust are entitled to the same limitations of personal liability as shareholders of a corporation organized under Delaware law. Effectively, this means that a shareholder of the Fund will not be personally liable for payment of the Fund's debts except by reason of his or her own conduct or acts. In addition, a shareholder could incur a financial loss on account of a Fund obligation only if the Funds themselves had no remaining assets with which to meet such obligation. We believe that the possibility of such a situation arising is extremely remote.

     DIVIDEND RIGHTS. The shareholders of a Fund are entitled to receive any dividends or other distributions declared for such Fund. No shares have priority or preference over any other shares of the same Fund with respect to distributions. Distributions will be made from the assets of a Fund, and will be paid ratably to all shareholders of the fund (or class) according to the number of shares of such fund (or class) held by shareholders on the record date. The amount of income dividends per share may vary between separate share classes of the same Fund based upon differences in the way that expenses are allocated between share classes pursuant to a multiple class plan.

     VOTING RIGHTS. Shareholders are entitled to vote on a matter if: (i) a shareholder vote is required under the 1940 Act; (ii) the matter concerns an amendment to the Declaration of Trust that would adversely affect to a material degree the rights and preferences of the shares of any class or fund; or (iii) the Trustees determine that it is necessary or desirable to obtain a shareholder vote. The 1940 Act requires a shareholder vote under various circumstances, including to elect or remove Trustees upon the written request of shareholders representing 10% or more of the Fund's net assets, and to change any fundamental policy of the Fund. Shareholders of the Fund receive one vote for each dollar of net asset value owned on the record date, and a fractional vote for each fractional dollar of net asset value owned on the record date. However, only the shares of the fund affected by a particular matter are entitled to vote on that matter. Voting rights are non-cumulative and cannot be modified without a majority vote.

     LIQUIDATION RIGHTS. In the event of liquidation, shareholders will be entitled to receive a pro rata share of the net assets of the applicable Fund.

     PREEMPTIVE RIGHTS. There are no preemptive rights associated with shares of the Funds.

     CONVERSION RIGHTS. There are no conversion rights associated with shares of the Funds.

     REDEMPTION  PROVISIONS.  The Funds' redemption  provisions are described in
their  current   prospectus  and  elsewhere  in  this  Statement  of  Additional
Information.

     SINKING FUND PROVISIONS. The Funds have no sinking fund provisions.

     CALLS OR ASSESSMENT. The Funds' shares, when issued, are fully paid and non-assessable.

TAX STATUS OF THE FUNDS
Each Fund intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code. This special tax status means that a Fund will not be liable for federal tax on income and capital gains distributed to shareholders. In order to preserve its tax status, a Fund must comply with certain requirements. If a Fund fails to meet these requirements in any taxable year, it will be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, will be taxable to shareholders as ordinary income. In addition, a Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before regaining its tax status as a regulated investment company.

                              INVESTMENT POLICIES

The following policies supplement the Funds' investment objectives and policies set forth in the Prospectus.

GENERAL
As a matter of fundamental policy, each Fund will invest at least 80% of its net assets in tax-exempt securities under normal market conditions.

REPURCHASE AGREEMENTS
Each Fund along with other members of The Vanguard Group may invest in repurchase agreements with commercial banks, brokers, or dealers, either for defensive purposes due to market conditions or to generate income from its excess cash balances. A repurchase agreement is an agreement under which the Fund acquires a fixed-income security (generally a security issued by the U.S. Government or an agency thereof, a banker's acceptance or a certificate of deposit) from a commercial bank, broker or dealer, subject to resale to the seller at an agreed upon price and date (normally, the next business day). A repurchase agreement may be considered a loan collateralized by securities. The resale price reflects an agreed upon interest rate effective for the period the instrument is held by the Fund and is unrelated to the interest rate on the underlying instrument. In these transactions, the securities acquired by the Fund (including accrued interest earned thereon) must have a total value in excess of the value of the repurchase agreement and are held by a custodian bank until repurchased. In addition, the Funds' Board of Trustees monitors repurchase agreement transactions generally and has established guidelines and standards for review by the investment adviser of the creditworthiness of any bank, broker, or dealer party to a repurchase agreement.
     The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligation to repurchase the underlying security at a time when the value of the security has declined, the Fund may incur a loss upon disposition of the security. If the other party to the agreement becomes insolvent and subject to the liquidation or reorganization under the Bankruptcy Code or other laws, a court may determine that the underlying security is collateral for a loan by the Fund not within the control of the Fund and therefore the realization by the Fund on such collateral may be automatically stayed. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While the Fund's management acknowledges these risks, it is expected that they can be controlled through careful monitoring procedures.

VANGUARD INTERFUND LENDING PROGRAM
The Securities and Exchange Commission has issued an exemptive order permitting the Funds to participate in Vanguard's interfund lending program. This program allows the Vanguard funds to borrow money from and loan money to each other for temporary or emergency purposes. The program is subject to a number of conditions, including the requirement that no fund may borrow or lend money through the program unless it receives a more favorable interest rate than is available from a typical bank for a comparable transaction. In addition, a fund may participate in the program only if and to the extent that such participation is consistent with the fund's investment objective and other investment policies. The Boards of Trustees of the Vanguard funds are responsible for ensuring that the interfund lending program operates in compliance with all conditions of the Commission's exemptive order.

FUTURES CONTRACTS AND OPTIONS
Each Fund (except the Money Market Fund) may enter into futures contracts, options, and options on futures contracts for several reasons: to simulate full investment in the underlying securities while retaining a cash balance for Fund management purposes, to facilitate trading, to reduce transaction costs, or to seek higher investment returns from intermarket arbitrage opportunities when a futures contract is mispriced relative to the underlying security or index. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures contracts which are standardized as to maturity date and underlying financial instrument are traded on national futures exchanges. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission (CFTC), a U.S. Government Agency. Assets committed to Futures contracts will be segregated to the extent required by law.
     Most futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out an open futures position is done by taking an opposite position ("buying" a contract which has previously been "sold," or "selling" a contract previously purchased) in an identical contract to terminate the position. Brokerage commissions are incurred when a futures contract is bought or sold.
     Futures traders are required to make a good faith margin deposit in cash or government securities with a broker or custodian to initiate and maintain open positions in futures contracts. A margin deposit is intended to assure completion of the contract (delivery or acceptance of the underlying security) if it is not terminated prior to the specified delivery date. Minimal initial margin requirements are established by the futures exchange and may be changed. Brokers may establish deposit requirements which are higher than the exchange minimums.
     After a futures contract position is opened, the value of the contract is marked to market daily. If the futures contract price changes to the extent that the margin on deposit does not satisfy margin requirements, payment of additional "variation" margin will be required. Conversely, change in the contract value may reduce the required margin, resulting in a repayment of excess margin to the contract holder. Variation margin payments are made to and from the futures broker for as long as the contract remains open. The Fund expects to earn interest income on its initial margin deposit.
     Traders in futures contracts may be broadly classified as either "hedgers" or "speculators." Hedgers use the futures markets primarily to offset unfavorable changes in the value of securities otherwise held for investment purposes or expected to be acquired by them. Speculators are less inclined to own the securities underlying the futures contracts which they trade, and use futures contracts with the expectation of realizing profits from fluctuations in the prices of underlying securities. Under CFTC regulations, the Funds may use futures transactions for bona fide hedging purposes only, except that a Fund may establish non-hedging futures positions if the aggregate initial margin and premiums for such positions do not exceed five percent of the value of the Fund's assets.
     Although techniques other than the sale and purchase of futures contracts could be used to control a Fund's exposure to market fluctuations, the use of futures contracts may be a more effective means of hedging this exposure.

RESTRICTIONS ON THE USE OF FUTURES CONTRACTS
A Fund will not enter into futures contract transactions to the extent that, immediately thereafter, the sum of its initial margin deposits on open contracts exceeds 5% of the market value of the Fund's total assets. In addition, a Fund will not enter into futures contracts to the extent that its outstanding obligations to purchase securities under these contracts would exceed 20% of its total assets.

RISK FACTORS IN FUTURES IN TRANSACTIONS
Positions in futures contracts may be closed out only on an Exchange which provides a secondary market for such futures. However, there can be no assurance that a liquid secondary market will exist for any particular futures contract at any specific time. Thus, it may not be possible to close a futures position. In the event of adverse price movements, a Fund would continue to be required to make daily cash payments to maintain its required margin. In such situations, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily margin requirements at a time when it may be disadvantageous to do so. In addition, a Fund may be required to make delivery of the instruments underlying futures contracts it holds. The inability to close options and futures positions also could have an adverse impact on the ability to effectively hedge.
     A Fund will minimize the risk that it will be unable to close out a futures contract by only entering into futures which are traded on national futures exchanges and for which there appears to be a liquid secondary market.
     The risk of loss in trading resulting from futures contracts in some strategies can be substantial, due both to the low margin deposits required, and the extremely high degree of leverage involved. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss (as well as gain) to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit if the contract were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the initial margin requirement for the contract. However, because the futures strategies of a Fund are engaged in only for hedging purposes and will not be leveraged, the Adviser does not believe that the Fund is subject to the risks of loss frequently associated with futures transactions. A Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.
     Utilization of futures transactions by a Fund does involve the risk of imperfect or no correlation where the securities underlying futures contracts have different maturities than the portfolio securities being hedged. It is also possible that a Fund could both lose money on futures contracts and also experience a decline in value of its portfolio securities. There is also the risk of loss by the fund of margin deposits in the event of bankruptcy of a broker with whom a Fund has an open position in a futures contract or related option.
     Most futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of future positions and subjecting some futures traders to substantial losses.

OTHER TYPES OF DERIVATIVES
In addition to futures and options, each Fund may invest in other types of derivatives, including warrants, swap agreements and partnerships or grantor trust derivative products. Derivatives are instruments whose value is linked to or derived from an underlying security. Derivatives may be traded separately on exchanges or in the over-the-counter market, or they may be imbedded in securities. The most common imbedded derivative is the call option attached to, or imbedded in, a callable bond. The owner of a traditional callable bond holds a combination of a long position in a non-callable bond and a short position in a call option on that bond.
     Derivative instruments may be used individually or in combination to hedge against unfavorable changes in interest rates, or to take advantage of anticipated changes in interest rates. Derivatives may be structured with no, or a high degree of, leverage. When derivatives are used as hedges, the risk incurred is that the derivative instrument's value may change differently than the value of the security being hedged. This "basis risk" is generally lower than the risk associated with an unhedged position in the security being hedged. Some derivatives may entail liquidity risk, i.e., the risk that the instrument cannot be sold at a reasonable price in highly volatile markets. Leveraged derivatives used for speculation are very volatile, and therefore, very risky. However, the Funds will only utilize derivatives for hedging or arbitrage purposes, and not for speculative purposes. Over-the-counter derivatives involve a counterparty risk, i.e., the risk that the individual or institution on the other side of the agreement will not or cannot meet their obligations under the derivative agreement.

FEDERAL TAX TREATMENT OF FUTURES CONTRACTS AND OTHER FEDERAL TAX MATTERS
Except for transactions a Fund has identified as hedging transactions, each Fund is required for federal income tax purposes to recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts as of the end of the year as well as those actually realized during the year. In most cases, any gain or loss recognized with respect to a futures contract is considered to be 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the holding period of the contract. Furthermore, sales of futures contracts which are intended to hedge against a change in the value of securities held by a Fund may affect the holding period of such securities and, consequently, the nature of the gain or loss on such securities upon disposition. A Fund may be required to defer the recognition of losses on futures contracts to the extent of any unrecognized gains on related positions held by the Fund.
     In order for a Fund to continue to qualify for federal income tax treatment as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income; i.e., dividends, interest, income derived from loans of securities, gains from the sale of securities or of foreign currencies, or other income derived with respect to the Fund's business of investing in securities. It is anticipated that any net gain realized from the closing out of futures contracts will be considered qualifying income for purposes of the 90% requirement.
     A Fund will annually distribute to shareholders any net capital gains which have been recognized for federal income tax purposes including unrealized gains at the end of the Fund's fiscal year on futures transactions. Such distributions will be combined with distributions of capital gains realized on the Fund's other investments and shareholders will be advised on the nature of the transactions.


FEDERAL TAX TREATMENT OF NON-U.S. TRANSACTIONS
Special rules govern the Federal income tax treatment of certain transactions denominated in terms of a currency other than the U.S. dollar or determined by reference to the value of one or more currencies other than the U.S. dollar. The types of transactions covered by the special rules include the following: (i) the acquisition of, or becoming the obligor under, a bond or other debt instrument (including, to the extent provided in Treasury regulations, preferred stock); (ii) the accruing of certain trade receivables and payables; and (iii) the entering into or acquisition of any forward contract, futures contract, option or similar financial instrument if such instrument is not marked to market. The disposition of a currency other than the U.S. dollar by a U.S. taxpayer is also treated as a transaction subject to the special currency rules. However, foreign currency-related regulated futures contracts and nonequity options are generally not subject to the special currency rules if they are or would be treated as sold for their fair market value at year-end under the marking-to-market rules applicable to other futures contracts unless an election is made to have such currency rules apply. With respect to transactions covered by the special rules, foreign currency gain or loss is calculated separately from any gain or loss on the underlying transaction and is normally taxable as ordinary gain or loss. A taxpayer may elect to treat as capital gain or loss foreign currency gain or loss arising from certain identified forward contracts, futures contracts and options that are capital assets in the hands of the taxpayer and which are not part of a straddle. The Treasury Department issued regulations under which certain transactions subject to the special currency rules that are part of a "section 988 hedging transaction" (as defined in the Internal Revenue Code of 1986, as amended, and the Treasury regulations) will be integrated and treated as a single transaction or otherwise treated consistently for purposes of the Code. Any gain or loss attributable to the foreign currency component of a transaction engaged in by the Fund which is not subject to the special currency rules (such as foreign equity investments other than certain preferred stocks) will be treated as capital gain or loss and will not be segregated from the gain or loss on the underlying transaction. It is anticipated that some of the non-U.S. dollar-denominated investments and foreign currency contracts the Fund may make or enter into will be subject to the special currency rules described above.


TEMPORARY INVESTMENTS
The Funds may take temporary defensive measures that are inconsistent with the Funds' normal fundamental or non-fundamental investment policies and strategies in response to adverse market, economic, political or other conditions. Such measures could include investments in (a) highly liquid short-term fixed income securities issued by or on behalf of municipal or corporate issuers, obligations of the U.S. Government and its agencies, commercial paper, and bank certificates of deposit; (b) shares of other investment companies which have investment objectives consistent with those of the Fund; (c) repurchase agreements involving any such securities; and
(d) other money market instruments. There is no limit on the extent to which the Funds may take temporary defensive measures. In taking such measures, the Funds may fail to achieve their investment objectives.

ILLIQUID SECURITIES
Each Fund may invest up to 15% of its net assets, except that the Money Market Fund may invest up to 10% of its net assets, in illiquid securities. Illiquid securities are securities that may not be sold or disposed of in the ordinary course of business within seven business days at approximately the value at which they are being carried on the Fund's books.
     Each Fund may invest in restricted, privately placed securities that, under the Commission's rules, may be sold only to qualified institutional buyers.
Because these securities can be resold only to qualified institutional buyers, they may be considered illiquid securities -- meaning that they could be difficult for the Fund to convert to cash if needed.
     If a substantial market develops for a restricted security held by the Fund, it will be treated as a liquid security, in accordance with procedures and guidelines approved by the Fund's Board of Trustees. This generally includes unregistered securities that can only be sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. While the Fund's investment adviser determines the liquidity of restricted securities on a daily basis, the Board oversees and retains ultimate responsibility for the adviser's decisions. Several factors the Board considers in monitoring these decisions include the valuation of a security, the availability of qualified institutional buyers, and the availability of information about the security's issuer.

MUNICIPAL LEASE OBLIGATIONS
Each Fund may invest in municipal lease obligations. These securities are sometimes considered illiquid because of the inefficiency and thinness of the market in which they are traded. Under the supervision of the Funds' Board of Trustees, the Fixed Income Group may determine to treat certain municipal lease obligations as liquid, and therefore not subject to the Fund's 15% limit on illiquid securities (10% for the Money Market Fund). The factors that the Fixed Income Group may consider in making these liquidity determinations include: (1) the frequency of trades and quotations for the security; (2) the number of dealers willing to purchase or sell the security and the number of other potential buyers; (3) the willingness of dealers to underwrite and make a market in the security; (4) the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer; and (5) factors unique to a particular security, including general creditworthiness of the issuer, the importance to the issuer of the property covered by the lease and the likelihood that the marketability of the securities will be maintained throughout the time the security is held by the Fund.
     In the case of any unrated municipal lease obligations, a Fixed Income Group analyst will assign a credit rating based upon criteria that include an analysis of factors similar to those considered by nationally recognized
statistical  rating  organizations.   In  addition,  the  Fixed  Income  Group's
liquidity determinations will incorporate those factors mentioned in the previous paragraph.

WHEN-ISSUED SECURITIES
Each Fund may purchase tax-exempt securities on a "when-issued" basis. In buying "when-issued" securities, a Fund commits to buy securities at a certain price even though the securities may not normally be delivered for up to 45 days. The Fund pays for the securities and begins earning interest when the securities are actually delivered. As a consequence, it is possible that the market price of the securities at the time of delivery may be higher or lower than the purchase price. It is also possible that the securities will never be issued and the commitment canceled.

                       FUNDAMENTAL INVESTMENT LIMITATIONS

Each Fund is subject to the following fundamental investment limitations, which cannot be changed in any material way without the approval of the holders of a majority of the affected Fund's shares. For these purposes, a "majority" of shares means shares representing the lesser of: (i) 67% or more of the votes cast to approve a change, so long as shares representing more than 50% of the Fund's net asset value are present or represented by proxy; or (ii) more than 50% of the Fund's net asset value.

     BORROWING. The Fund may not borrow money, except for temporary or emergency purposes in an amount not exceeding 15% of the Fund's net assets. The Fund may not make any additional investments whenever its outstanding borrowings exceed 5% of net assets, and interest paid on such borrowings will reduce income.

     COMMODITIES. The Fund may not invest in commodities, except that it may invest in fixed-income futures contracts and options on fixed-income futures contracts. No more than 5% of the Fund's total assets may be used as initial margin deposit for futures contracts, and no more than 20% of the Fund's total assets may be invested in futures contracts or options at any time.


     DIVERSIFICATION. The Fund may not purchase securities of any issuer if, as a result, more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the United States Government, its agencies or instrumentalities, or any Municipal Bond guaranteed by teh U.S. Government. The Tax-Exempt Money Market Fund may, however, invest in a single issuer as permitted by the Securities and Exchange Commission (which currently permits a money market fund to invest up to 25% of its total assets in the highest-quality securities of a single issuer for a period of up to three business days).


     ILLIQUID SECURITIES. The Fund may not acquire any security if, as a result, more than 15% (10% with respect to the Money Market Fund) of its net assets would be invested in securities that are illiquid.

     INDUSTRY CONCENTRATION. The Fund may not invest in securities other than Municipal Securities, except that it may make temporary investments (up to 20% of its total assets under normal circumstances) in certain short-term taxable securities issued by or on behalf of municipal or corporate issuers, obligations of the United States Government and its agencies or instrumentalities, commercial paper, bank certificates of deposit, and any such items subject to short-term repurchase agreements.

     INVESTMENT COMPANIES. The Fund may not invest in any other investment company, except through a merger, consolidation or acquisition of assets, or to the extent permitted by Section 12 of the 1940 Act. Investment companies whose shares the Fund acquires pursuant to Section 12 must have investment objectives and investment policies consistent with those of the Fund.

     LOANS. The Fund may not lend money to any person except by purchasing fixed income securities that are publicly distributed or customarily purchased by institutional investors, or through Vanguard's interfund lending program.

     MARGIN. The Fund may not purchase securities on margin or sell securities short, except as permitted by the Fund's investment policies relating to commodities.

     OIL, GAS, MINERALS. The Fund may not invest in interests in oil, gas or other mineral exploration or development programs (although the Fund may invest in bonds and money market instruments secured by interests in these programs), except as permitted by the Fund's investment policies relating to commodities.

     PLEDGING ASSETS. The Fund may not pledge, mortgage or hypothecate more than 15% of its net assets.

     PUT OPTIONS, CALL OPTIONS, STRADDLES, AND SPREADS. The Fund may not invest in put or call options, or employ straddles or spread strategies, except as permitted by the Fund's investment policies relating to commodities.

     REAL ESTATE. The Fund may not invest directly in real estate, although it may invest in Municipal Bonds secured by real estate and interests therein.

     SENIOR SECURITIES. The Fund may not issue senior securities, except in compliance with the 1940 Act.

     UNDERWRITING. The Fund may not engage in the business of underwriting securities issued by other persons. The Fund will not be considered an underwriter when disposing of its investment securities.

     The investment limitations set forth above are considered at the time that investment securities are purchased. If a percentage restriction is adhered to at the time of purchase, a later increase in percentage resulting from a change in the market value of assets will not constitute a violation of such restriction.

     None of these limitations prevents a Fund from participating in The Vanguard Group (Vanguard). Because the Funds are members of the Group, each Fund may own securities issued by Vanguard, make loans to Vanguard, and contribute to Vanguard's costs or other financial requirement. See "Management of the Funds" for more information.


                    CALCULATION OF YIELD (MONEY MARKET FUND)

The current yield of the Money Market Fund is calculated daily on a base period return of a hypothetical account having a beginning balance of one share for a particular period of time (generally 7 days). The return is determined by dividing the net change (exclusive of any capital changes) in such account by its average net asset value for the period, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends by the Fund, including dividends on both the original share and on such additional shares. An effective yield, which reflects the effects of compounding and represents an annualization of the current yield with all dividends reinvested, may also be calculated for the Fund by adding 1 to the net change, raising the sum to the 365/7 power, and subtracting 1 from the result.


     Set forth below is an example, for purposes of illustration only, of the current and effective yield calculations for the Money Market Fund for the 7-day base period ending October 31, 1999.

                                                               MONEY MARKET FUND
                                                                     10/31/1999
================================================================================
VALUE OF ACCOUNT AT BEGINNING OF PERIOD..................                $.
VALUE OF SAME ACCOUNT AT END OF PERIOD*..................                 .
NET CHANGE IN ACCOUNT VALUE..............................                $.
ANNUALIZED CURRENT NET YIELD (NET CHANGE X 365/7)/AVERAGE
  NET ASSET VALUE........................................                .%
EFFECTIVE YIELD [(NET CHANGE) + 1](365/7) -1.............                .%
AVERAGE WEIGHTED MATURITY OF INVESTMENTS.................            . DAYS


*Exclusive of any capital changes.

     The net asset value of a share of the Money Market Fund is $1.00 and it is not expected to fluctuate. However, the yield of the Fund will fluctuate. The Fund has obtained private insurance that partially protects the Money Market Fund against default of principal or interest payments on some of the instruments it holds, and against bankruptcy by issuers and credit enhancers of these instruments. Treasury and other U.S. Government securities held by the Fund are excluded from this coverage. The annualization of a week's dividend is not a representation by the Fund as to what an investment in the Fund will actually yield in the future. Actual yields will depend on such variables as investment quality, average maturity, the type of instruments the Fund invests in, changes in interest rates on instruments, changes in the expenses of the Funds and other factors. Yields are one basis investors may use to analyze the Fund, and other investment vehicles; however yields of other investment vehicles may not be comparable because of the factors set forth in the preceding sentence, differences in the time periods compared, and differences in the methods used in valuing portfolio instruments computing net asset value and calculating yield.

                CALCULATION OF YIELD (OTHER FUNDS OF THE TRUST)

Yield is the net annualized return based on a specified 30-day (or one month) period assuming semiannual compounding of income. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula:

                          YIELD = 2[((A-B)/CD+1)/6/-1] Where:

          a   = dividends and interest earned during the period.
          b   = expenses accrued for the period (net of reimbursements).
          c   = the  average  daily  number of shares  outstanding  during  the period that were entitled to receive dividends.
          d   = the  maximum  offering  price  per share on the last day of the period.

                             YIELD AND TOTAL RETURN


The yield of each Fund for the 30-day period (seven-day period for the Tax-Exempt Money Market Fund ended October 31, 1999 is set forth below. Yields are calculated daily for each Fund.

TAX-EXEMPT MONEY MARKET FUND.....................................3.27%
SHORT-TERM TAX-EXEMPT FUND.......................................3.80%
LIMITED-TERM TAX-EXEMPT FUND.....................................4.28%
INTERMEDIATE-TERM TAX-EXEMPT FUND................................4.84%
LONG-TERM TAX-EXEMPT FUND........................................5.29%
INSURED LONG-TERM TAX-EXEMPT FUND................................5.22%
HIGH-YIELD TAX-EXEMPT FUND.......................................5.51%



  The average annual total return of each Fund for the one-, five-, and ten-year periods ended October 31, 1999 is set forth below:

--------------------------------------------------------------------------------
                               1 YEAR ENDED   5 YEARS ENDED   10 YEARS ENDED
------------------------------- 10/31/1999      10/31/1999      10/31/1999
-------------------------------------------------------------------------------
Tax-Exempt Money Market Fund       3.08%          3.43%            3.61%
-------------------------------------------------------------------------------
Short-Term Tax-Exempt Fund         2.69%          4.07%            4.54%
-------------------------------------------------------------------------------
Limited-Term Tax-Exempt Fund       1.83%          4.77%            5.48%
-------------------------------------------------------------------------------
Intermediate-Term Tax-Exempt Fund -0.40%          5.91%            6.87%
-------------------------------------------------------------------------------
Long-Term Tax-Exempt Fund         -3.45%          6.87%            7.23%
-------------------------------------------------------------------------------
Insured Long-Term Tax-Exempt Fund -2.74%          6.82%            7.05%
-------------------------------------------------------------------------------
High-Yield Tax-Exempt Fund        -2.77%          6.96%            7.36%
-------------------------------------------------------------------------------


AVERAGE ANNUAL TOTAL RETURN

Average annual total return is the average annual compounded rate of return for the periods of one year, five years, ten years or the life of the Fund, all ended on the last day of a recent month. Average annual total return quotations will reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Fund shares. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical investment over such periods according to the following formula (average annual total return is then expressed as a percentage):

                               T = (ERV/P)/1//N-1

  Where:

          T   = average annual total return
          P   = a hypothetical  initial investment of $1,000
          n   = number of years
          ERV = ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

AVERAGE ANNUAL AFTER-TAX TOTAL RETURN QUOTATION

We calculate the Fund's average annual after-tax total return by finding the average annual compounded rate of return over the 1-, 5-, and 10-year periods that would equate the initial amount invested to the after-tax value, according to the following formulas:

After-tax return:

                                 P (1+T)/N/=ATV

  Where:

          P   =a  hypothetical  initial  payment  of  $1,000
          T   =average  annual after-tax  total  return
          n   =number of years
          ATV =after-tax value at the end of the 1-,5-, or 10-year periods of a hypothetical $1,000 payment made at the beginning of the time period, assuming no liquidation of the investment at the end of the measurement periods.


Instructions:

1.Assume all distributions by the Funds are reinvested--less the taxes due on such distributions--at the price on the reinvestment dates during the period. Adjustments may be made for subsequent re-characterizations of distributions.
2.Calculate the taxes due on distributions by the Funds by applying the highest federal marginal tax rates to each component of the distributions on the reinvestment date (e.g., ordinary income, short-term capital gain, long-term capital gain, etc.). For periods after December 31, 1997, the federal marginal tax rates used for the calculations are 39.6% for ordinary income and short-term capital gains and 20% for long-term capital gains. Note that the applicable tax rates may vary over the measurement period. Assume no taxes are due on the portions of any distributions classified as exempt interest or non-taxable (i.e. return of capital). Ignore any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes).
3.Include all recurring fees that are charged to all shareholder accounts. For any account fees that vary with the size of the account, assume an account size equal to the Fund's mean (or median) account size. Assume that no additional taxes or tax credits result from any redemption of shares required to pay such fees.
4. State the total return quotation to the nearest hundreth of one percent.


CUMULATIVE TOTAL RETURN

Cumulative total return is the cumulative rate of return on a hypothetical initial investment of $1,000 for a specified period. Cumulative total return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the period were reinvested in Fund shares. Cumulative total return is calculated by finding the cumulative rates of a return of a hypothetical investment over such periods, according to the following formula (cumulative total return is then expressed as a percentage):

                                 C = (ERV/P)-1

  Where:

          C   = cumulative total return
          P   = a hypothetical  initial  investment of $1,000
          ERV = ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

                             INVESTMENT MANAGEMENT

The Funds receive all investment advisory services on an "internalized," at-cost, basis from an experienced investment management staff employed directly by The Vanguard Group, Inc. (Vanguard), a subsidiary jointly-owned by the funds The Vanguard Group of Investment Companies. The investment management staff is supervised by the senior officers of the Funds.
     In substance, the Funds can be viewed as a series of seven broadly diversified Funds of Municipal Bonds, with the investment management staff responsible for: maintaining the specified standards; making changes in specific issues in light of changes in the fundamental basis for purchasing such securities; and adjusting the seven Funds to meet cash inflow (or outflow), which reflects net purchases and exchanges of shares by investors (or net redemptions of shares) and reinvestment of a Fund's income.

     The investment policies of each of the Funds may lead to frequent changes in investments, particularly in periods of rapidly fluctuating interest rates. A change in securities held by a Fund is known as "turnover rate" and may involve the payment by the Fund of dealer mark-ups, underwriting commissions and other transaction costs on the sales of securities as well as on the reinvestment of the proceeds in other securities. The annual turnover rate for the Funds is set forth under the heading "Financial Highlights" in the Vanguard Municipal Bond Funds Prospectus. The turnover rate is not a limiting factor when management deems it desirable to sell or purchase securities. It is impossible to predict whether or not the turnover rates in future years will vary significantly from the rates in recent years.

                             PORTFOLIO TRANSACTIONS

HOW TRANSACTIONS ARE EFFECTED


The types of securities in which the Funds invest are generally purchased and sold through principal transactions, meaning that the Funds normally purchase securities directly from the issuer or a primary market-maker acting as principal for the securities on a net basis. Brokerage commissions are not paid on these transactions, although the purchase price for securities usually includes an undisclosed compensation. Purchases from underwriters of securities typically include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market-makers typically include a dealer's mark-up (i.e., a spread between the bid and the asked prices). During the fiscal years ended October 31, 1997, October 31, 1998, and October 31, 1999, the Funds did not pay any brokerage commissions.


HOW BROKERS AND DEALERS ARE SELECTED

Vanguard's Fixed Income Group chooses brokers or dealers to handle the purchase and sale of the Funds' securities, and is responsible for getting the best available price and most favorable execution for all transactions. When the Funds purchase a newly-issued security at a fixed price, the Group may designate certain members of the underwriting syndicate to receive compensation associated with that transaction. Certain dealers have agreed to rebate a portion of such compensation directly to the Funds to offset their management expenses. The Group is required to seek best execution of all transactions and is not authorized to pay a brokerage commission in excess of that which another broker might have charged for effecting the same transaction solely on account of the receipt of research or other services.

HOW THE REASONABLENESS OF BROKERAGE COMMISSIONS IS EVALUATED

As previously explained, the types of securities that the Funds purchase do not normally involve the payment of brokerage commissions. If any brokerage commissions are paid, however, the Fixed Income Group will evaluate their reasonableness by considering: (a) historical commission rates; (b) rates which other institutional investors are paying, based upon publicly available information; (c) rates quoted by brokers and dealers; (d) the size of a particular transaction, in terms of the number of shares, dollar amount, and number of clients involved; (e) the complexity of a particular transaction in terms of both execution and settlement; (f) the level and type of business done with a particular firm over a period of time; and (g) the extent to which the broker or dealer has capital at risk in the transaction.

                               PURCHASE OF SHARES

The Funds reserve the right in its sole discretion (i) to suspend the offering of its shares, (ii) to reject purchase orders when in the judgment of management such rejection is in the best interest of the Funds, and (iii) to reduce or waive the minimum investment for or any other restrictions on initial and subsequent investments for certain fiduciary accounts or under circumstances where certain economies can be achieved in sales of the Funds' shares.

                              REDEMPTION OF SHARES

The Funds may suspend redemption privileges or postpone the date of payment (i) during any period that the New York Stock Exchange is closed, or trading on the Exchange is restricted as determined by the Commission, (ii) during any period when an emergency exists as defined by the rules of the Commission, as a result of which it is not reasonably practicable for the Funds to dispose of securities owned by it, or fairly to determine the value of its assets, and (iii) for such other periods as the Commission may permit.

  The Funds have made an election with the Commission to pay in cash all redemptions requested by any shareholder of record limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net assets of the Funds at the beginning of such period.

  No charge is made by the Fund for redemptions, except for wire withdrawals under $5,000 which are subject to a $5.00 charge. Shares redeemed may be worth more or less than what was paid for them, depending on the market value of the securities held by each Fund.

  SIGNATURE GUARANTEES. To protect your account, the Funds, and Vanguard from fraud, signature guarantees are required for certain redemptions. Signature guarantees enable a Fund to verify the identity of the person who has authorized a redemption from your account. SIGNATURE GUARANTEES ARE REQUIRED IN CONNECTION
WITH: (1) ALL REDEMPTIONS, REGARDLESS OF THE AMOUNT INVOLVED, WHEN THE PROCEEDS ARE TO BE PAID TO SOMEONE OTHER THAN THE REGISTERED OWNERS; AND (2) SHARE TRANSFER REQUESTS.

  A signature guarantee may be obtained from banks, brokers, and any other guarantor institution that Vanguard deems acceptable. NOTARIES PUBLIC ARE NOT ACCEPTABLE GUARANTORS.

  The signature guarantee must appear either: (1) on the written request for redemption; (2) on a separate instrument for assignment (stock power) which should specify the total number of shares to be redeemed; or (3) on all stock certificates tendered for redemption and, if shares held by the Fund are also being redeemed, on the letter or stock power.

                              VALUATION OF SHARES

SHORT-TERM TAX-EXEMPT, LIMITED-TERM TAX-EXEMPT, INTERMEDIATE-TERM

  TAX-EXEMPT, LONG-TERM TAX-EXEMPT, INSURED LONG-TERM TAX-EXEMPT AND HIGH-YIELD TAX-EXEMPT FUNDS. The net asset values per share of the Short-Term Tax-Exempt, Limited-Term Tax-Exempt, Intermediate-Term Tax-Exempt, Long-Term Tax-Exempt, Insured Long-Term Tax-Exempt and High-Yield Tax-Exempt Funds are determined on each day that the New York Stock Exchange is open. For purposes of calculating net asset values, the Board of Trustees has approved the use of pricing services to value bonds and other fixed income securities held by the Funds, so long as the prices provided are believed to reflect the fair market value of such securities. (Since the majority of municipal bond issues do not trade each day, current prices are generally not available for many securities. In estimating a security's price, a pricing service takes into account institutional-size trading in similar groups of securities and any developments related to specific securities.) The methods used by the pricing services and the valuations so established are reviewed by the officers of the Fund under policies determined by the Trustees. There are a number of pricing services available and the Trustees, as part of an on-going evaluation of these services, may authorize the use of other pricing services or discontinue the use of any service in whole or in part. Securities not priced in this manner are priced at the most recent quoted bid price provided by investment dealers. Short-term instruments maturing within 60 days of the valuation date may be valued at cost, plus or minus any amortized discount or premium. Other assets and securities for which no quotations are readily available will be valued in good faith at their fair value using methods determined by the Trustees.

  TAX-EXEMPT MONEY MARKET FUND. The net asset value per share of the Tax-Exempt Money Market Fund is determined on each day that the New York Stock Exchange is open.

  The instruments held by the Money Market Fund are valued on the basis of amortized cost, which does not take into account unrealized capital gains or losses. This involves valuing an instrument at-cost and thereafter assuming a continuous amortization for as long as the security is held of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument. During periods of declining interest rates, the daily yield on shares of the Fund computed as described above may tend to be higher than a like computation made by a fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio instruments. Thus, if the use of amortized cost by the Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Fund would be able to obtain a somewhat higher yield than would result from investment in a fund utilizing solely market values, and existing investors in the Fund would receive less investment income. The converse would apply in a period of rising interest rates.

  It is a fundamental objective of management to maintain the Fund's price per share as computed for the purpose of sales and redemptions at $1.00. The Trustees have established procedures designed to achieve this objective. Such procedures will include a review of the Fund's holdings by the Trustees, at such intervals as they may deem appropriate, to determine whether the Fund's net asset value calculated by using available market quotations deviates from $1.00 per share based on amortized cost. The extent of any deviation will be examined by the Trustees. If such deviation exceeds 1/2 of 1%, the Trustees will promptly consider what action, if any, will be initiated. In the event the Trustees determine that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, they have agreed to take such corrective action as they regard as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; making a special capital distribution; redemptions of shares in kind; or establishing a net asset value per share by using available market quotations.

                            MANAGEMENT OF THE FUNDS

OFFICERS AND TRUSTEES


The officers of the Fund manage its day-to-day operations and are responsible to the Fund's Board of Trustees. The Trustees set broad policies for the Fund and choose its officers. The following is a list of the Trustees and officers of the Fund and a statement of their present positions and principal occupations during the past five years. As a group, the Fund's Trustees and officers own less than 1% of the outstanding shares of each Fund. Each Trustee also serves as a Director of The Vanguard Group, Inc., and as a Trustee of each of the 103 funds administered by Vanguard (102 in the case of Mr. Malkiel). The mailing address of the Trustees and officers of the Fund is Post Office Box 876, Valley Forge, PA 19482.


JOHN J. BRENNAN, (DOB: 7/29/1954) Chairman, Chief Executive Officer & Trustee* Chairman, Chief Executive Officer and Director of The Vanguard Group, Inc., and Trustee of each of the investment companies in The Vanguard Group.

JOANN  HEFFERNAN  HEISEN,  (DOB:   1/25/1950)  Trustee
Vice President, Chief Information Officer, and member of the Executive Committee of Johnson & Johnson (Pharmaceuticals/Consumer Products), Director of Johnson & Johnson* MERCK Consumer Pharmaceuticals Co., The Medical Center at Princeton, and Women's Research and Education Institute.

BURTON G. MALKIEL, (DOB: 8/28/1932) Trustee
Chemical Bank Chairman's Professor of Economics, Princeton University; Director of Prudential Insurance Co. of America, Banco Bilbao Gestinova, Baker Fentress & Co. (Investment Management), The Jeffrey Co. (Holding Company), and Select Sector SPDR Trust (Exchange-Traded Mutual Fund).


ALFRED M. RANKIN, JR., (DOB: 10/8/1941) Trustee
Chairman, President, Chief Executive Officer, and Director of NACCO Industries, Inc. (Machinery/ Coal/Appliances); and Director of The BFGoodrich Co. (Aircraft Systems/Manufacturing/Chemicals).

JOHN C. SAWHILL, (DOB: 6/12/1936) Trustee
President and Chief Executive Officer of The Nature Conservancy (Non-Profit Conservation Group); Director of Pacific Gas and Electric Co. Procter and Gamble Co., NACCO Industries, Inc.(Machinery/ Coal/Appliances), and Newfield Exploration Co. (Energy); Director and Senior Partner of McKinsey & Co., and President of New York University.

JAMES O. WELCH, JR., (DOB: 5/13/1931) Trustee
Retired Chairman of Nabisco Brands, Inc. (Food Products); retired Vice Chairman and Director of RJR Nabisco (Food and Tobacco Products); Director of TECO Energy, Inc., and Kmart Corp.

J. LAWRENCE WILSON, (DOB: 3/2/1936) Trustee
Retired Chairman of Rohm & Haas Co. (Chemicals); Director of Cummins Engine Co., (Diesel Engine Company), and The Mead Corp. (Paper Products); and Trustee of Vanderbilt University.

RAYMOND J. KLAPINSKY, (DOB: 12/7/1938) Secretary*
Managing Director of The Vanguard Group, Inc.; Secretary of The Vanguard Group, Inc. and of each of the investment companies in The Vanguard Group.

THOMAS J. HIGGINS, (DOB: 5/21/1957) Treasurer*
Principal of The Vanguard Group, Inc.; Treasurer of each of the investment companies in The Vanguard Group.

ROBERT D. SNOWDEN, (DOB: 9/4/1961) Controller*
Principal of The Vanguard Group, Inc.; Controller of each of the investment companies in The Vanguard Group.

* Officers of the Fund are "interested persons" as defined in the 1940 Act.

THE VANGUARD GROUP


The Fund is a  member  of The  Vanguard  Group of  Investment  Companies,  which consists of more than 30 investment companies (the Funds). Through their jointly-owned subsidiary, The Vanguard Group, Inc. (Vanguard), the Fund and the other Funds in The Vanguard Group obtain at-cost virtually all of their corporate management, administrative and distribution services. Vanguard also provides investment advisory services on an at-cost basis to certain Vanguard Funds, including Vanguard Municipal Bond Funds.
  Vanguard employs a supporting staff of management and administrative personnel needed to provide the requisite services to the Funds and also furnishes the Funds with necessary office space, furnishings and equipment. Each Fund pays its share of Vanguard's total expenses which are allocated among the Funds under methods approved by the Board of Trustees of each fund. In addition, each Fund bears its own direct expenses, such as legal, auditing and custodian fees.
  The Fund's officers are also officers and employees of Vanguard. No officer or employee owns, or is permitted to own, any securities of any external adviser for the Funds.
  Vanguard adheres to a Code of Ethics established pursuant to Rule 17j-1 under the 1940 Act. The Code is designed to prevent unlawful practices in connection with the purchase or sale of securities by persons associated with Vanguard. Under Vanguard's Code of Ethics, certain officers and employees of Vanguard who are considered access persons are permitted to engage in personal securities transactions. However, such transactions are subject to procedures and guidelines similar to, and in many cases more restrictive than, those recommended by a blue ribbon panel of mutual fund industry executives.
  Vanguard was established and operates under an Amended and Restated Funds' Service Agreement, which was approved by the shareholders of each of the Funds. The amounts which each of the Funds have invested are adjusted from time to time in order to maintain the proportionate relationship between each Fund's relative net assets and its contribution to Vanguard's capital. At October 31, 1999, the Fund had contributed capital of $5,750,000 to Vanguard, representing 0.02% of each Fund's net assets and 5.7% of Vanguard's capitalization. The Amended and Restated Funds' Service Agreement provides for the following arrangement: (a) each Vanguard Fund may be called upon to invest up to 0.40% of its current net assets in Vanguard and (b) there is no other limitation on the dollar amount that each Vanguard Fund may contribute to Vanguard's capitalization.


  MANAGEMENT. Corporate management and administrative services include: (1) executive staff; (2) accounting and financial; (3) legal and regulatory; (4) shareholder account maintenance; (5) monitoring and control of custodian relationships; (6) shareholder reporting; and (7) review and evaluation of services provided to the Funds by third parties.

  DISTRIBUTION. Vanguard Marketing Corporation, a wholly-owned subsidiary of The Vanguard Group, Inc., provides all distribution and marketing activities for the Funds in the Group. The principal distribution expenses are for advertising, promotional materials and marketing personnel. Distribution services may also include organizing and offering to the public, from time to time, one or more new investment companies which will become members of The Vanguard Group. The Trustees and officers of Vanguard determine the amount to be spent annually on distribution activities, the manner and amount to be spent on each Fund, and whether to organize new investment companies.

  One-half of the distribution expenses of a marketing and promotional nature is allocated among the Funds based upon their relative net assets. The remaining one-half of these expenses is allocated among the Funds based upon each Fund's sales for the preceding 24 months relative to the total sales of the Funds as a Group, provided, however, that no Fund's aggregate quarterly rate of contribution for distribution expenses of a marketing and promotional nature shall exceed 125% of the average distribution expense rate for The Vanguard Group, and that no Fund shall incur annual distribution expenses in excess of 20/100 of 1% of its average month-end net assets.
  During the last three fiscal years, the Funds incurred the following approximate amounts of The Vanguard Group's management (including transfer agency), distribution, and marketing expenses.


                                              FISCAL YEAR   9/01/1997   FISCAL YEAR    FISCAL YEAR
                                                 ENDED          TO         ENDED          ENDED
                    FUND                       8/31/1997    10/31/1997   8/31/ 1998      10/31/1999
----------------------------------------------------------------------------------------------------

Tax-Exempt Money Market Fund                    $8,231,000  $1,404,000    $9,944,000   $11,464,000
----------------------------------------------------------------------------------------------------
Short-Term Tax-Exempt Fund                       2,383,000     383,000     2,686,000     2,992,000
----------------------------------------------------------------------------------------------------
Limited-Term Tax-Exempt Fund                     3,006,000     507,000     3,887,000     4,260,000
----------------------------------------------------------------------------------------------------
Intermediate-Term Tax-Exempt Fund               10,472,000   1,762,000    13,234,000    13,906,000
----------------------------------------------------------------------------------------------------
Long-Term Tax-Exempt Fund                        1,960,000     317,000     2,488,000     3,861,000
----------------------------------------------------------------------------------------------------
Insured Long-Term Tax-Exempt Fund                3,298,000     526,000     3,761,000     2,631,000
----------------------------------------------------------------------------------------------------
High-Yield Tax-Exempt Fund                       3,469,000     534,000     4,406,000     4,971,000
----------------------------------------------------------------------------------------------------


  INVESTMENT ADVISORY SERVICES. Vanguard provides investment advisory services to the Fund, and to several other Vanguard Funds. These services are provided on an at-cost basis from a money management staff employed directly by Vanguard. The compensation and other expenses of this staff are paid by the Funds utilizing these services.

TRUSTEE COMPENSATION

The same individuals serve as Trustees of all Vanguard Funds (with two exceptions, which are noted in the following table), and each Fund pays a proportionate share of the Trustees' compensation. The Funds employ their officers on a shared basis, as well. However, officers are compensated by The Vanguard Group, Inc., not the Funds.

  INDEPENDENT TRUSTEES. The Funds compensate their independent Trustees -- that is, the ones who are not also officers of the Fund -- in three ways:

 . The independent Trustees receive an annual fee for their service to the Funds, which is subject to reduction based on absences from scheduled Board meetings.

 . The independent Trustees are reimbursed for the travel and other expenses that they incur in attending Board meetings.

 . Upon retirement, the independent Trustees receive an aggregate annual fee of $1,000 for each year served on the Board up to fifteen years of service. This annual fee is paid for ten years following retirement, or until each Trustee's death.

  "INTERESTED" TRUSTEES. The Funds' interested Trustees -- Messrs. Bogle and Brennan -- receive no compensation for their service in that capacity. However, they are paid in their role as officers of The Vanguard Group, Inc.


  COMPENSATION TABLE. The following table provides compensation details for each of the Trustees. We list the amounts paid as compensation and accrued as retirement benefits by the Fund for each Trustee. In addition, the table shows the total amount of benefits that we expect each Trustee to receive from all Vanguard funds upon retirement, and the total amount of compensation paid to each Trustee by all Vanguard funds. All information shown is for the fiscal year ended October 31, 1999.

                 VANGUARD MUNICIPAL BOND FUNDS COMPENSATION TABLE


                                                                      PENSION OR                          TOTAL
                                                                      RETIREMENT                      COMPENSATION
                                                      AGGREGATE        BENEFITS         ESTIMATED       FROM ALL
                                                    COMPENSATION    ACCRUED AS PART       ANNUAL        VANGUARD
                                                     FROM THESE     OF THESE FUNDS'    BENEFITS UPON  FUNDS PAID TO
              NAMES OF TRUSTEES                        FUNDS           EXPENSES         RETIREMENT     TRUSTEES(1)
--------------------------------------------------------------------------------------------------------------------
John C. Bogle(2) ..........................            None              None              None            None
John J. Brennan ...........................            None              None              None            None
Barbara Hauptfuhrer(3) ....................            $847              $107           $15,000              $0
JoAnn Heffernan Heisen ....................          $5,085              $280           $15,000         $80,000
Bruce K. MacLaury .........................              $0                $0           $12,000         $75,000
Burton G. Malkiel .........................          $5,125              $465           $15,000         $80,000
Alfred M. Rankin, Jr. .....................          $5,085              $339           $15,000         $80,000
John C. Sawhill ...........................          $5,085              $429           $15,000         $80,000
James O. Welch, Jr. .......................          $5,085              $495           $15,000         $80,000
J. Lawrence Wilson ........................          $5,085              $358           $15,000         $80,000

(1) The amounts reported in this column reflect the total compensation paid to each Trustee for their service as Trustee of 103 Vanguard funds (102 in the case of Mr. Malkiel).

(2) Mr. Bogle has retired from the Funds' Board, effective December 31, 1999.

(3) Mrs. Hauptfuhrer retired from the Funds' Board, effective December 31, 1998.


                              FINANCIAL STATEMENTS


The Funds' Financial Statements for the fiscal year ended October 31, 1999, including the financial highlights for the four fiscal years in the period ended August 31, 1997, and the two-month period ended October 31, 1997, appearing in the Vanguard Municipal Bond Funds' Annual Report to Shareholders and insert thereto, and the report thereon of PricewaterhouseCoopers LLP, independent accountants, also appearing therein, are incorporated by reference in this Statement of Additional Information. For a more complete discussion of the performance, please see the Funds' Annual Report to Shareholders, which may be obtained without charge.


                DESCRIPTION OF MUNICIPAL BONDS AND THEIR RATINGS

Vanguard may use reprinted material discussing The Vanguard Group, Inc. or any of the member Funds of The Vanguard Group of Investment Companies.

  MUNICIPAL BONDS--GENERAL. Municipal Bonds generally include debt obligations issued by states and their political subdivisions, and duly constituted authorities and corporations, to obtain funds to construct, repair or improve various public facilities such as airports, bridges, highways, hospitals, housing, schools, streets and water and sewer works. Municipal Bonds may also be issued to refinance outstanding obligations as well as to obtain funds for general operating expenses and for loan to other public institutions and facilities.

  The two principal classifications of Municipal Bonds are "general obligation" and "revenue" or "special tax" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue or special tax bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other tax, but not from general tax revenues. The Fund may also invest in tax-exempt industrial development bonds, short-term municipal obligations, demand notes and tax-exempt commercial paper.

  Industrial revenue bonds in most cases are revenue bonds and generally do not have the pledge of the credit of the issuer. The payment of the principal and interest on such industrial revenue bonds is dependent solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. Short-term municipal obligations issued by states, cities, municipalities or municipal agencies, include Tax Anticipation Notes, Revenue Anticipation Notes, Bond Anticipation Notes, Construction Loan Notes and Short-Term Discount Notes.

  Note obligations with demand or put options may have a stated maturity in excess of one year, but permit any holder to demand payment of principal plus accrued interest upon a specified number of days' notice. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. The issuer of such notes normally has a corresponding right, after a given period, to repay in its discretion the outstanding principal of the note plus accrued interest upon a specific number of days' notice to the bondholders. The interest rate on a demand note may be based upon a known lending rate, such as a bank's prime rate, and be adjusted when such rate changes, or the interest rate on a demand note may be a market rate that is adjusted at specified intervals. The demand notes in which the Fund will invest are payable on not more than 397 days' notice. Each note purchased by the Fund will meet the quality criteria set out above for the Fund.

  The yields of Municipal Bonds depend on, among other things, general money market conditions, conditions in the Municipal Bond market, the size of a particular offering, the maturity of the obligation, and the rating of the issue. The ratings of Moody's Investors Service, Inc. and Standard & Poor's Corporation represent their opinions of the quality of the Municipal Bonds rated by them. It should be emphasized that such ratings are general and are not absolute standards of quality. Consequently, Municipal Bonds with the same maturity, coupon and rating may have different yields, while Municipal Bonds of the same maturity and coupon, but with different ratings may have the same yield. It will be the responsibility of the investment management staff to appraise independently the fundamental quality of the bonds held by the Fund.

  The Funds may purchase municipal bonds subject to so-called "demand features." In such cases the Funds may purchase a security that is nominally long-term, but has many of the features of shorter-term securities. By virtue of this demand feature, the security will be deemed to have a maturity date that is earlier than its stated maturity date.

  From time to time proposals have been introduced before Congress to restrict or eliminate the Federal income tax exemption for interest on Municipal Bonds. Similar proposals may be introduced in the future. If any such proposal were enacted, it might restrict or eliminate the ability of the Fund to achieve its investment objective. In that event, the Funds' Trustees and officers would reevaluate its investment objective and policies and consider recommending to its shareholders changes in such objective and policies.

  Similarly, from time to time proposals have been introduced before State and local legislatures to restrict or eliminate the State and local income tax exemption for interest on Municipal Bonds. Similar proposals may be introduced in the future. If any such proposal were enacted, it might restrict or eliminate the ability of each Fund to achieve its respective investment objective. In that event, the Funds' Trustees and officers would reevaluate its investment objective and policies and consider recommending to its shareholders changes in such objective and policies.

  RATINGS. Excerpts from Moody's Investors Service, Inc.'s Municipal Bond ratings: AAA--judged to be of the "best quality" and are referred to as "gilt edge"; interest payments are protected by a large or by an exceptionally stable margin and principal is secure; AA--judged to be of "high quality by all standards" but as to which margins of protection or other elements make long-term risks appear somewhat larger than Aaa-rated Municipal Bonds; together with Aaa group they comprise what are generally known as "high grade bonds"; A--possess many favorable investment attributes and are considered "upper medium grade obligations." Factors giving security to principal and interest of A-rated Municipal Bonds are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future; BAA-- considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured; interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; BA--protection of principal and interest payments may be very moderate; judged to have speculative elements; their future cannot be considered as well-assured; B--lack characteristics of a desirable investment; assurance of interest and principal payments over any long period of time may be small; CAA--poor standing;

may be in default or there may be present elements of danger with respect to principal and interest; CA--speculative in a high degree; often in default; C--lowest rated class of bonds; issues so rated can be regarded as having extremely poor prospects for ever attaining any real investment standing.

  DESCRIPTION OF MOODY'S RATINGS OF STATE AND MUNICIPAL NOTES: Moody's ratings for state and municipal notes and other short-term obligations are designated Moody's Investment Grade (MIG). Symbols used will be as follows: MIG-1--Best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both: MIG-2--High quality with margins of protection ample although not so large as in the preceding group.

  DESCRIPTION OF MOODY'S HIGHEST COMMERCIAL PAPER RATING; PRIME-1(P-1)--judged to be of the best quality. Their short-term debt obligations carry the smallest degree of investment risk.

  EXCERPTS FROM STANDARD & POOR'S CORPORATION'S MUNICIPAL BOND RATINGS: AAA--has the highest rating assigned by S & P; extremely strong capacity to pay principal and interest; AA--has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in a small degree; A--has a strong capacity to pay principal and interest, although somewhat more susceptible to the adverse changes in circumstances and economic conditions; BBB--regarded as having an adequate capacity to pay principal and interest; normally exhibit adequate protection parameters but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than for bonds in A category; BB--B--CCC--CC-- predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of obligations; BB is being paid; D--in default, and payment of principal and/ or interest is in arrears.

  The ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  EXCERPT FROM STANDARD & POOR'S  CORPORATION'S RATING OF MUNICIPAL NOTE ISSUES:
SP-1+--very strong capacity to pay principal and interest; SP-1--strong capacity to pay principal and interest.

  DESCRIPTION OF S&P'S HIGHEST COMMERCIAL PAPERS RATINGS: A-1+--This designation indicates the degree of safety regarding timely payment is overwhelming. A-1--This designation indicates the degree of safety regarding timely payment is very strong.

  At least 95% of the municipal securities held by each of the Fund, with the exception of the Money Market and Insured Long-Term Funds, must be rated a minimum of Baa (or BBB) by Moody's or Standard & Poor's. The Money Market Fund cannot hold bonds rated BBB or below investment grade. The Insured Long-Term Fund will be at least 80% insured with the remaining 20% having a minimum rating of A. Of the remaining Funds, no more than 20% of the Fund will be held in the lowest investment grade rating. Not more than 5% of the municipal securities of each Fund may be lower-rated or unrated.

  In the event that a particular obligation held by a Fund is downgraded below the minimum investment level permitted the investment policies of such Fund, the Trustees and officers of the Fund will carefully assess the creditworthiness of the obligation to determine whether it continues to meet the policies and objectives of the Fund.

                                                               SAI95-02/11/ 2000

                                     PART C

                         VANGUARD MUNICIPAL BOND FUNDS
                               OTHER INFORMATION

ITEM 23. EXHIBITS
(a)    Declaration of Trust**
(b)    By-Laws**
(c) Reference is made to Articles III and V of the Registrant's Declaration of Trust
(d)    Investment Advisory Contract**
(e)    Not applicable
(f) Reference is made to the section entitled "Management of the Funds" in the Registrant's Statement of Additional Information
(g)    Custodian Agreement**
(h)    Amended and Restated Funds' Service Agreement**
(i)    Legal Opinion**
(j)    Consent of Independent Accountants*
(k)    Not Applicable
(l)    Not Applicable
(m)    Not Applicable
(n)    Not Applicable
(o)    Not Applicable
------------------------
 * Filed herewith
 **Filed previously

ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT Registrant is not controlled by or under common control with any person.

ITEM 25. INDEMNIFICATION
The Registrant's organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacity.
Article VII, Section 2 of the Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. However, this provision does not cover any liability to which a Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee's or officer's office with the Registrant.

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
The Vanguard Group, Inc. (Vanguard) is an investment adviser registered under the Advisers Act. The list required by this Item 26 of officers and directors of Vanguard, together with any information as to any business profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

ITEM 27. PRINCIPAL UNDERWRITERS
(a)    Not Applicable
(b)    Not Applicable
(c)    Not Applicable

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS
The books, accounts, and other documents required to be maintained by Section 31
(a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of Registrant; Registrant's Transfer Agent, The Vanguard Group, Inc., Valley Forge, Pennsylvania 19482; and the Registrant's Custodian, The Bank of New York, One Wall Street, New York, NY 10286.

ITEM 29. MANAGEMENT SERVICES
Other than as set forth under the description of The Vanguard Group in Part B of
this   Registration   Statement,   the   Registrant   is  not  a  party  to  any
management-related service contract.

ITEM 30. UNDERTAKINGS
Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it meets all requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 21st day of January, 2000.

VANGUARD MUNICIPAL BOND FUNDS

            SIGNATURE                     TITLE                       DATE
--------------------------------------------------------------------------------
By:    /S/ JOHN J. BRENNAN      President, Chairman, Chief      January 21, 2000
     --------------------------  Executive Officer, and Trustee
          (Heidi Stam)
        John J. Brennan*

By:  /S/ JOANN HEFFERNAN HEISEN        Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
      JoAnn Heffernan Heisen*


By:   /S/ BURTON G. MALKIEL            Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
        Burton G. Malkiel*

By:  /S/ ALFRED M. RANKIN, JR.         Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
        Alfred M. Rankin, Jr.*

By:  /S/ JOHN C. SAWHILL               Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
        John C. Sawhill*

By:  /S/ JAMES O. WELCH, JR.           Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
       James O. Welch, Jr.*

By:  /S/ J. LAWRENCE WILSON            Trustee                  January 21, 2000
     --------------------------
          (Heidi Stam)
      J. Lawrence Wilson*

By:  /S/ THOMAS J. HIGGINS             Treasurer and Principal  January 21, 2000
     --------------------------         Financial Officer and
          (Heidi Stam)                  Accounting Officer
        Thomas J. Higgins*


*By Power of Attorney. See File Number 33-4424, filed on January 25, 1999.
  Incorporated by Reference.

                               INDEX TO EXHIBITS


Consent of Independent Accountants .....................................Ex-99.BJ